     As filed with the Securities and Exchange Commission June 30, 1998
                                                     File No. 333-50465



                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

     Pre-Effective Amendment No. 2                          [X]
     Post-Effective Amendment No.___                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


     Amendment No. 20                                            [X]


                     HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             PUTNAM CAPITAL MANAGER TRUST
                                 SEPARATE ACCOUNT TWO
                              (Exact Name of Registrant)

                     HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 (Name of Depositor)

                                    P.O. BOX 2999
                               HARTFORD, CT  06104-2999
                      (Address of Depositor's Principal Offices)

                                    (860) 843-6733
                 (Depositor's Telephone Number, Including Area Code)


                                  MARIANNE O'DOHERTY
                                    HARTFORD LIFE
                                    P.O. BOX 2999
                               HARTFORD, CT  06104-2999
                       (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

It is proposed that this will become effective:

         ___  immediately upon filing pursuant to paragraph (b) of Rule 485
         ___  on June __, 1998 pursuant to paragraph (b) of Rule 485
         ___  60 days after filing pursuant to paragraph (a)(1) of Rule 485
         ___  on June __, 1998 pursuant to paragraph (a)(1) of Rule 485
         ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PURSUANT TO RULE 24F-2(a) UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                               CROSS REFERENCE SHEET
                              PURSUANT TO RULE 495(A)

          N-4 ITEM NO.             PROSPECTUS HEADING

     1.   Cover Page               Hartford, The Separate Account and The Funds

     2.   Definitions              Glossary of Special Terms

     3.   Synopsis or Highlights   Summary

     4.   Condensed Financial      Not Applicable
          Information

     5.   General Description of   Hartford, The Separate Account, and
          Registrant               The Funds

     6.   Deductions               Contract Fees and Charges

     7.   General Description of   Description of the Contracts, Separate
          Annuity Contracts        Account Two, and Surrenders

     8.   Annuity Period           Settlement Provisions

     9.   Death Benefit            Death Before the Annuity Commencement Date,
                                   Death On or After the Annuity Commencement
                                   Date, and Distribution Requirements: Prior to the Annuity Commencement Date

     10.  Purchases and            Description of the Contracts
          Contract Value

     11.  Redemptions              Surrenders

     12.  Taxes                    Federal Tax Considerations

     13.  Legal Proceedings        Legal Matters, Experts

     14.  Table of Contents of     Table of Contents to
          the Statement of         Statement of Additional
          Additional Information   Information

     15.  Cover Page               Part B; Statement of Additional Information

     16.  Table of Contents        Table of Contents

     17.  General Information      Description of Hartford Life and
          and History              Annuity Insurance Company

     18.  Services                 None

     19.  Purchase of Securities   Distribution of the Contracts
          being Offered

     20.  Underwriters             Distribution of the Contracts

     21.  Calculation of           Calculation of Yield and Return
          Performance Data

     22.  Annuity Payments         Settlement Provisions

     23.  Financial Statements     Financial Statements

     24.  Financial Statements     Financial Statements and
          and Exhibits             Exhibits

     25.  Directors and Officers   Directors and Officers of the
          of the Depositor         Depositor

     26.  Persons Controlled       Persons Controlled by or Under
          by or Under Common       Common Control with the Registrant or
          Control with the         Depositor
          Depositor or
          Registrant

     27.  Number of Contract       Number of Contract Owners
          Owners

     28.  Indemnification          Indemnification

     29.  Principal Underwriters   Principal Underwriters

     30.  Location of Accounts     Location of Accounts and Records
          and Records

     31.  Management Services      Management Services

     32.  Undertakings             Undertakings

                                        PART A

                         PUTNAM HARTFORD CAPITAL ACCESS
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO
                                 P.O. BOX 5085
                       HARTFORD, CONNECTICUT 06102-5085
                      TELEPHONE: 1-800-521-0538 (CONTRACT
                                    OWNERS)

[LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes an individual and group tax-deferred variable annuity contract designed for retirement planning purposes (each, a "Contract" and collectively, the "Contracts").

The Contracts are issued by Hartford Life and Annuity Insurance Company ("Hartford"). Payments for the Contracts will be held in Sub-Accounts of Hartford Life and Annuity Insurance Company Putnam Capital Manager Trust Separate Account Two (the "Separate Account").

The following Sub-Accounts are available under the Contracts. Opposite each Sub-Account is the name of the underlying investment for that Sub-Account.


Putnam Asia Pacific Growth Sub-Account        --   Shares of Class IB of Putnam VT Asia Pacific Growth
                                                   Fund of Putnam Variable Trust
Putnam Diversified Income Sub-Account         --   Shares of Class IB of Putnam VT Diversified Income
                                                   Fund of Putnam Variable Trust
The George Putnam Fund Sub-Account            --   Shares of Class IB of Putnam VT The George Putnam
                                                   Fund of Boston of Putnam Variable Trust
Putnam Global Asset Allocation Sub-Account    --   Shares of Class IB of Putnam VT Global Asset
                                                   Allocation Fund of Putnam Variable Trust
Putnam Global Growth Sub-Account              --   Shares of Class IB of Putnam VT Global Fund
                                                   of Putnam Variable Trust
Putnam Growth and Income Sub-Account          --   Shares of Class IB of Putnam VT Growth and Income
                                                   Fund of Putnam Variable Trust
Putnam Health Sciences Sub-Account            --   Shares of Class IB of Putnam VT Health Sciences Fund
                                                   of Putnam Variable Trust
Putnam High Yield Sub-Account                 --   Shares of Class IB of Putnam VT High Yield Fund of
                                                   Putnam Variable Trust
Putnam International Growth Sub-Account       --   Shares of Class IB of Putnam VT International Growth
                                                   Fund of Putnam Variable Trust
Putnam International Growth and Income        --   Shares of Class IB of Putnam VT International Growth
Sub-Account                                        and Income Fund of Putnam Variable Trust
Putnam International New Opportunities        --   Shares of Class IB of Putnam VT International New
Sub-Account                                        Opportunities Fund of Putnam Variable Trust
Putnam Investors Sub-Account                  --   Shares of Class IB of Putnam VT Investors Fund of
                                                   Putnam Variable Trust
Putnam Money Market Sub-Account               --   Shares of Class IB of Putnam VT Money Market Fund
                                                   of Putnam Variable Trust
Putnam New Opportunities Sub-Account          --   Shares of Class IB of Putnam VT New Opportunities
                                                   Fund of Putnam Variable Trust
Putnam New Value Sub-Account                  --   Shares of Class IB of Putnam VT New Value Fund of
                                                   Putnam Variable Trust
Putnam OTC & Emerging Growth Sub-Account      --   Shares of Class IB of Putnam VT OTC & Emerging
                                                   Growth Fund of Putnam Variable Trust
Putnam U.S. Government and High Quality Bond  --   Shares of Class IB of Putnam VT U.S. Government and
Sub-Account                                        High Quality Bond Fund of Putnam Variable Trust
Putnam Utilities Growth and Income            --   Shares of Class IB of Putnam VT Utilities Growth and
Sub-Account                                        Income Fund of Putnam Variable Trust
Putnam Vista Sub-Account                      --   Shares of Class IB of Putnam VT Vista Fund of
                                                   Putnam Variable Trust
Putnam Voyager Sub-Account                    --   Shares of Class IB of Putnam VT Voyager Fund of
                                                   Putnam Variable Trust


This Prospectus sets forth the basic information concerning the Contract and the Separate Account that a prospective investor should know before purchasing a Contract. You should keep this Prospectus for future reference. A Statement of Additional Information providing additional information about the Contract and the Separate Account has been filed with the Securities and Exchange Commis-sion and is incorporated herein by reference. To obtain the Statement of Additional Information, call (800) 862-6668 or send a written request to Hartford Life and Annuity Insurance Company, Attn: Individual Annuity Services, P.O. Box 5085, Hartford, CT 06102-5085. The Table of Contents for the Statement of Additional Information may be found on page 28 of this Prospectus.

--------------------------------------------------------------------------------

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

PROSPECTUS DATED: June __, 1998
STATEMENT OF ADDITIONAL INFORMATION DATED: June __, 1998

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 SECTION                                                                 PAGE
 ----------------------------------------------------------------------  ----
 GLOSSARY OF SPECIAL TERMS.............................................    3
 FEE TABLE.............................................................    5
 SUMMARY...............................................................    6
 HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS..........................    7
   Hartford Life and Annuity Insurance Company.........................    7
   Separate Account One................................................    7
   The Funds...........................................................    8
 PERFORMANCE RELATED INFORMATION.......................................   10
 DESCRIPTION OF THE CONTRACTS..........................................   11
   Contracts Offered...................................................   11
   Purchasing a Contract...............................................   11
   Right to Examine the Contract.......................................   11
   Crediting and Allocating the Premium Payment........................   11
   Contract Value -- Before the Annuity Commencement Date..............   11
   Sub-Account Value Transfers Before and After the Annuity
    Commencement Date..................................................   12
   Surrenders..........................................................   13
   Contract Fees and Charges...........................................   14
   Death Before the Annuity Commencement Date..........................   15
   Death On or After the Annuity Commencement Date.....................   16
   Distribution Requirements: Prior to the Annuity Commencement Date...   16
 SETTLEMENT PROVISIONS.................................................   16
   Annuity Payment Options.............................................   17
   Annuity Proceeds Settlement Option..................................   17
   Annuity Calculation Date and Annuity Commencement Date..............   18
   Income Payment Dates................................................   18
   Variable Annuity Payments...........................................   18
 ADDITIONAL CONTRACT INFORMATION.......................................   20
   Assignment..........................................................   20
   Misstatement of Age or Sex..........................................   20
   Contract Modification...............................................   20
 FEDERAL TAX CONSIDERATIONS............................................   20
   A. General..........................................................   20
   B. Taxation of Hartford and the Separate Account....................   20
   C. Taxation of Annuities -- General Provisions Affecting Purchasers
    other than Qualified Retirement Plans..............................   20
   D. Federal Income Tax Withholding...................................   23
   E. General Provisions Affecting Qualified Retirement Plans..........   24
   F. Annuity Purchases by Nonresident Aliens and Foreign
    Corporations.......................................................   24
 OTHER INFORMATION.....................................................   24
   Distribution of the Contracts.......................................   24
   Legal Matters.......................................................   24
   Experts.............................................................   24
   Additional Information..............................................   24
 APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED PLANS...............   25
 TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION.............   28

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account before Annuity payments begin.

ADMINISTRATIVE OFFICE OF THE COMPANY: Currently located at 200 Hopmeadow Street, Simsbury, Connecticut 06089. Except for correspondence sent overnight, all correspondence concerning the Contract should be sent to Hartford Life and Annuity Insurance Company, Attn: Individual Annuity Services, P.O. Box 5085, Hartford, CT 06102-5085. Overnight correspondence should be sent to 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ANNUAL MAINTENANCE FEE: An annual $30 charge on a Contract having a Contract Value of less than $50,000, as determined on the most recent Contract Anniversary or upon full surrender of the Contract. The charge is deducted proportionally from the investment options in use at the time of such deduction.

ANNUITANT: The person on whose life the Contract is issued. The Annuitant may not be changed.

ANNUITY: A contract issued by an insurance company that provides, in exchange for premium payments, a series of income payments. This Prospectus describes a deferred Annuity contract in which premium payments accumulate tax-deferred until a partial or full surrender is taken or until the Annuity Commencement Date. Annuity payments under the Contract will begin as of the Annuity Commencement Date in accordance with the Annuity payment option selected.

ANNUITY CALCULATION DATE: The date as of which the first Annuity payment is calculated. It will be no more than five Valuation Days prior to the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE: The date as of which Annuity payments will begin. The Annuity Commencement Date will not be deferred beyond the Annuitant's age 90 or the end of Contract Year 10, whichever is later. If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the end of the Annuitant's age 100.

ANNUITY UNIT: An accounting unit of measure used to calculate the dollar amount of Variable Annuity payments.

ANNUITY UNIT FACTOR: The factor applied in computing Annuity Unit values to neutralize the effect of the Assumed Investment Return.

ASSUMED INVESTMENT RETURN (AIR): The annual rate of return shown on the specification page of the Contract. This rate is used to determine the degree of fluctuation in the amount of Variable Annuity payments in response to fluctuations in the net investment return of selected Sub-Accounts. The AIR assumes (among other things) that the assets in the Sub-Accounts supporting the Contract will have a net annual return over the anticipated Annuity payment period equal to the rate of return selected. If the actual performance in the net investment return of the selected Sub-Accounts is equal to the AIR, the payment will be constant. If the actual performance in the net investment return of the selected Sub-Accounts is greater than the AIR, the Annuity payment will increase. If the actual performance is less than the AIR, the Annuity payment amount will be lower.

BENEFICIARY: The person(s) entitled to receive a Death Benefit upon the death of the Contract Owner or Annuitant, as applicable.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: The Securities and Exchange Commission.

COMMUTED VALUE: The present value of remaining guaranteed Annuity payments under the Payment for a Period Certain Annuity payment option.

CONTINGENT ANNUITANT: The person a Contract Owner may designate, who if the Annuitant dies prior to the Annuity Commencement Date, becomes the Annuitant.

CONTRACT: For an Annuity issued to an individual, the Contract is the individual Annuity and any endorsements or riders. For a group Annuity, the Contract is a certificate evidencing a participating interest in a group Annuity and any endorsements or riders. Any reference in this Prospectus to a Contract includes the certificate.

CONTRACT ANNIVERSARY: The anniversary of the Contract Issue Date.

CONTRACT ISSUE DATE: The date as of which an account is established for the Contract Owner.

CONTRACT OWNER(S): The owner(s) of the Contract (or a certificate in certain states), trustee or other entity, sometimes herein referred to as "you" or "your."

CONTRACT VALUE: The aggregate value of the Sub-Accounts on any Valuation Day.

CONTRACT YEAR: A period of 12 months commencing with the Contract Issue Date or any anniversary thereof.

DEATH BENEFIT: The amount payable upon the death of a Contract Owner(s) or Annuitant before Annuity payments have commenced and, under Annuity payment options Payment for a Period Certain and Life Annuity with a Cash Refund, after annuity payments have commenced.

DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Hartford.

FIXED ANNUITY: An Annuity with payments which remain fixed as to dollar amount throughout the payment period.

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

FUNDS: The Funds described commencing on page _ of this Prospectus.

GENERAL ACCOUNT: The General Account of Hartford which consists of all assets of Hartford other than those allocated to the separate accounts of Hartford.

HARTFORD: Hartford Life and Annuity Insurance Company.

INCOME PAYMENT DATE: The date each month, quarter, semi-annual period, or year as of which Hartford computes the Annuity payments.

JOINT ANNUITANT: Upon annuitization, a person other than the Annuitant on whose continuation of life Annuity payments may be made. The contract will have a Joint Annuitant only if the Annuity payment option selected provides for a survivor. The Joint Annuitant may not be changed.

MAXIMUM ANNIVERSARY VALUE: Value used in determining the Death Benefit prior to the Annuity Commencement Date. It is based on a series of calculations on Contract Anniversaries of Contract Values, Premium Payments and partial surrenders, as described on page __ of this Prospectus.

NET ASSET VALUE: The value per share of any Fund on any Valuation Day. The method of computing the Net Asset Value is described in the prospectus for each Fund.

NET INVESTMENT FACTOR: The Net Investment Factor for each of the Sub-Accounts, equal to the Net Asset Value of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the Net Asset Value of the corresponding Fund at the beginning of the Valuation Period.

NON-QUALIFIED CONTRACT: A Contract which is not classified as a tax-qualified retirement plan funded with pre-tax dollars under the Code.

PAYEE: The person or party designated by the Contract Owner to receive Annuity payments.

PLAN: A voluntary plan of an employer which qualifies for special tax treatment under a section of the Code.

PREMIUM PAYMENT: A payment made to Hartford pursuant to the terms of the Contract.

PREMIUM TAX: The amount of tax, if any, charged by a federal, state or other governmental entity on Premium Payments or Contract Value.

QUALIFIED CONTRACT: A Contract which qualifies as a tax-qualified retirement plan using pre-tax dollars under the Code, such as an employer-sponsored 401(k) or an Individual Retirement Annuity (IRA).

SEPARATE ACCOUNT: An account that Hartford established to separate the assets funding the variable benefits for the class of contracts to which the Contract belongs from the other assets of Hartford. The Hartford separate account is entitled "Hartford Life and Annuity Insurance Company -- Separate Account One."

SUB-ACCOUNT: A subdivision established within the Separate Account used to allocate the Contract Owner's Contract Value to the corresponding Fund.

SUB-ACCOUNT VALUE: On or before the Annuity Calculation Date, the amount is determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account.

SURRENDER VALUE: Prior to the Annuity Commencement Date, the Surrender Value is the Contract Value, less any applicable Premium Taxes, and/or the Annual Maintenance Fee. After the Annuity Commencement Date, the Surrender Value under the Payment for a Period Certain Annuity payment option is equal to the Commuted Value.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE ANNUITY: An Annuity providing for payments varying in amount in accordance with the investment experience of the assets of the Separate Account.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

                                   FEE TABLE
                                    SUMMARY

                        Contract Owner Transaction Expenses
                               (All Sub-Accounts)

                                                                     CONTRACT    CONTRACT
                                                                       YEARS       YEARS
                                                                        1-7         8+
                                                                     ---------   ---------
 Sales Load Imposed on Purchases (as a percentage of premium
   payments).......................................................    None        None
 Exchange Fee......................................................  $    0      $    0
 Deferred Sales Load (as a percentage of amounts withdrawn)........    None        None
 Annual Maintenance Fee (1)........................................  $   30      $   30
 Annual Expenses -- Separate Account (as percentage of average account value)
     Mortality and Expense Risk (2)................................    1.50%       1.25%
     Administration Fees...........................................       0%          0%
     Other Account Fees............................................       0%          0%
       Total.......................................................    1.50%       1.25%

------------

(1) The Annual Maintenance Fee is a single $30 charge on a Contract deducted only when the accumulated value is less than $50,000. It is deducted proportionally from the investment options in use at the time of the charge.

(2) After the seventh Contract Year or upon the Annuity Commencement Date, whichever is earlier, the mortality and expense risk charge will be reduced to 1.25% per annum, applied against the Contract Values held in the Separate Account.

                         Annual Fund Operating Expenses
                   (as percentage of average annual net assets)

                                                                                                              TOTAL FUND
                                                                                                              OPERATING
                                                           MANAGEMENT           OTHER                       EXPENSES (AFTER
                                                          FEES (AFTER      EXPENSES (AFTER  12b-1 FEES      ANY FEE WAIVERS
                                                            ANY FEE          ANY EXPENSE    (AFTER ANY       AND EXPENSE
                                                            WAIVERS)        REIMBURSEMENT)    WAIVERS)(1)   REIMBURSEMENT)
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Asia Pacific Growth Fund                           0.80%              0.27%          0.15%            1.22%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund                            0.69%              0.11%          0.15%            0.95%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT The George Putnam of Boston (2)(3)                 0.49%              0.36%          0.15%            1.00%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation Fund                       0.66%              0.11%          0.15%            0.92%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Global Growth Fund                                 0.60%              0.15%          0.15%            0.90%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                             0.47%              0.04%          0.15%            0.66%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund (2)(3)                        0.56%              0.34%          0.15%            1.05%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT High Yield Fund                                    0.66%              0.06%          0.15%            0.87%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund (2)(3)                   0.73%              0.47%          0.15%            1.35%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund (2)(3)        0.80%              0.32%          0.15%            1.27%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund (2)(3)        0.92%              0.68%          0.15%            1.75%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Investors Fund (2)                                 0.52%              0.33%          0.15%            1.00%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Money Market Fund                                  0.45%              0.09%          0.15%            0.69%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT New Opportunities Fund                             0.58%              0.05%          0.15%            0.78%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT New Value Fund (2)                                 0.70%              0.15%          0.15%            1.00%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund (2)(3)                  0.56%              0.34%          0.15%            1.05%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT U.S. Government and High Quality Bond              0.61%              0.08%          0.15%            0.84%
  Fund
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth & Income Fund                     0.67%              0.07%          0.15%            0.89%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund (2)                                     0.65%              0.22%          0.15%            1.02%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                       0.54%              0.05%          0.15%            0.74%
------------------------------------------------------------------------------------------------------------------------------

(1) The Class IB 12b-1 plans provide for payments by each fund to Putnam Mutual Funds at the annual rate of up to 0.35%. The Trustees currently limit 12b-1 payments on Class IB shares to 0.15% of average net assets.

(2) In order to limit the expenses of Putnam VT The George Putnam Fund of Boston, Putnam VT Health Sciences Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund and Putnam VT Vista Fund during their start-up periods, Putnam Management has agreed to limit its compensation (and, to the extent necessary, bear other expenses of the funds) through December 31, 1998, to the extent that expenses of the funds (exclusive of brokerage, interest, taxes, deferred organizational and extraordinary expenses, and payments under the funds' distribution plan with respect to class IB shares) would exceed the annual rate of 0.95%, 0.90%, 1.20%, 1.20%, 1.60%, 0.95%, 1.10%, 1.00% and 1.05%, respectively, of the funds' average net assets.

(3) After expense limitation. The "Management Fees" and "Other expenses" shown in the table reflect an expense limitation. In the absence of an expense limitation, Management Fees, "Other expenses" and Total Fund Operating Expenses would have been:


                                                                       TOTAL
                                                                       FUND
                                    MANAGEMENT     OTHER    12b-1    OPERATING
                                      FEES        EXPENSES   FEES     EXPENSES

     Putnam VT The George
      Putnam Fund of Boston+          0.65%         0.36%    0.35%     1.36%

     Putnam VT Health Sciences
      Fund+                           0.70%         0.34%    0.35%     1.39%

     Putnam VT International
      Growth Fund+                    0.80%         0.47%    0.35%     1.62%

     Putnam VT International
      New Opportunities Fund          1.20%         0.68%    0.35%     2.23%

     Putnam VT Investors Fund+        0.65%         0.33%    0.35%     1.33%

     Putnam VT OTC & Emerging
      Growth Fund+                    0.70%         0.34%    0.35%     1.39%


     + Estimated Management Fees, "Other expenses" and total fund operating expenses.


    The purpose of the tables is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will bear directly or indirectly. The table reflects expenses of the Separate Account and the current management fees, other expenses and total expenses for each Fund. Premium Taxes, ranging from 0% to 4%, may also be applicable. For a more complete description of the various costs and expenses, see "Contract Fees and Charges," page 14 and the prospectus for the Funds which accompanies this Prospectus.

EXAMPLE


                                                 IF YOU SURRENDER YOUR CONTRACT AT       IF YOU ANNUITIZE YOUR CONTRACT AT THE
                                                 THE END OF THE APPLICABLE TIME          END OF THE APPLICABLE TIME PERIOD, YOU
                                                 PERIOD, YOU WOULD PAY THE FOLLOWING     WOULD PAY THE FOLLOWING EXPENSES ON A
                                                 EXPENSES ON A $1,000 INVESTMENT,        $1,000 INVESTMENT, ASSUMING A 5% ANNUAL
                                                 ASSUMING A 5% ANNUAL RETURN ON ASSETS   RETURN ON ASSETS
                                                 -------------------------------------   -------------------------------------

SUB-ACCOUNT                                      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------                                      ------   -------   -------   --------   ------   -------   -------   --------

Putnam Asia Pacific Growth                       $   26   $    80   $   136   $    289   $   25   $    79   $   135   $    289

Putnam Diversified Income                            23        71       122        262       23        71       122        261

The George Putnam Fund                               24        73       N/A        N/A       23        72       N/A        N/A

Putnam Global Asset Allocation                       23        70       121        259       22        70       120        258

Putnam Global Growth                                 23        70       120        257       22        69       119        256

Putnam Growth and Income                             20        63       108        232       20        62       107        232

Putnam Health Sciences                               24        74       N/A        N/A       24        74       N/A        N/A

Putnam High Yield                                    22        69       118        253       22        68       117        253

Putnam International Growth                          27        84       143        302       27        83       142        302

Putnam International Growth and Income               26        81       139        294       26        81       138        294

Putnam International New Opportunities               31        96       163        341       31        95       162        341

Putnam Investors                                     24        73       N/A        N/A       23        72       N/A        N/A

Putnam Money Market                                  21        63       109        234       20        63       108        234

Putnam New Opportunities                             21        66       113        244       21        65       113        243

Putnam New Value                                     24        73       125        267       23        72       124        266

Putnam OTC & Emerging Growth                         24        74       N/A        N/A       24        74       N/A        N/A

Putnam U.S. Government and High Quality Bond         22        68       117        250       21        67       116        249

Putnam Utilities Growth and Income                   23        70       119        255       22        69       118        255

Putnam Vista                                         24        74       126        269       23        73       125        268

Putnam Voyager                                       21        65       111        240       20        64       111        239


    Pursuant to requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), the Annual Maintenance Fee has been reflected in the EXAMPLE by a method intended to show the "average" impact of the fee on an investment in the Separate Account. The Annual Maintenance Fee is deducted only when the Contract Value is less than $50,000. In the EXAMPLE, the Annual Maintenance Fee is approximated as a 0.06% annual asset charge based on the experience of the Contracts.

    This EXAMPLE should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                    SUMMARY
                            WHAT IS THE CONTRACT?

    The Contract is an individual and group tax-deferred variable annuity contract designed for retirement planning purposes. This Prospectus is designed to provide prospective Contract Owners with information necessary to decide whether or not to purchase a Contract. This summary provides a concise description of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the related Statement of Additional Information, the Contract, and the prospectus for the Funds. For further information, contact Hartford at the Administrative Office of the Company or your registered representative.

                          WHO MAY PURCHASE A CONTRACT?

    The Contracts are available for purchase by individuals and groups on both a non-qualified and qualified basis. The maximum issue age for the Contract is 85 years old. (See "Description of the Contracts," page 11.) A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with the initial Premium Payment to Hartford for its approval. Generally, the minimum initial Premium Payment is $20,000. Thereafter, the minimum Premium Payment is $500. Certain plans may make smaller periodic payments. There is no deduction for sales expenses from Premium Payments when made. A deduction will be made for state Premium Taxes for Contracts sold in certain states. (See "Contract Fees and Charges," page 14.)

    Subject to certain minimum allocation requirements that may be in effect from time to time, the initial Premium Payment is allocated to each Sub-Account as specified on the application or order request. All percentage allocations must be in whole numbers (e.g., 1%).

                    IS THERE A RIGHT TO EXAMINE THE CONTRACT?

    Contract Owners may cancel the Contract during the cancellation period and receive a refund equal to the Contract Value plus any applicable Premium Taxes. The cancellation period is a ten-day period of time beginning when the Contract is received by a Contract Owner. Some states require a longer cancellation period or return of the Premium Payment. (See "Right to Examine the Contract," page 11.)

          WHAT ARE THE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT?

    The investment options underlying the Contracts are the Class IB shares of Putnam Variable Trust are available under the Contracts: Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, Putnam VT The George Putnam Fund of Boston, Putnam VT Global Asset Allocation Fund, Putnam VT Global Growth Fund, Putnam VT Growth and Income Fund, Putnam VT Health Sciences Fund, Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT U.S. Government and High Quality Bond Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, and Putnam VT Voyager Fund, and such other funds as shall be offered from time to time (the "Funds"). (See "The Funds," page 8.) With certain limitations, Contract Owners may allocate their Premium Payments and Contract Values to one or a combination of Sub-Accounts which invest in these investment options, and may transfer among the corresponding Sub-Accounts. (See "Sub-Account Value Transfers Before and After the Annuity Commencement Date," page 12.)

                          CAN I GET MY MONEY IF I NEED IT?

    The Contracts may be surrendered, or portions of the value of the Contracts may be surrendered, at any time prior to the Annuity Commencement Date without charge. (See "Surrenders," page 13.) The Contract may also be surrendered after the Annuity Commencement Date under the Payment for a Period Certain Annuity payment option. Surrenders may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "Federal Tax Considerations," page 20.)

                     DOES THE CONTRACT PAY ANY DEATH BENEFITS?

    The Contract provides for a minimum Death Benefit in the event of the death of the Annuitant or Contract Owner before the Annuity Commencement Date and, under some Annuity payment options, after the Annuity Commencement Date. (See "Death Before the Annuity Commencement Date" and "Death On or After the Annuity Commencement Date," pages 15 and 16.)

                      WHAT ARE THE CONTRACT FEES AND CHARGES?

    The following fees and charges are assessed under the Contracts:

ANNUAL MAINTENANCE FEE

    An Annual Maintenance Fee in the amount of $30 is deducted from Contract Values each Contract Year (not applicable to Contracts with Contract Values of $50,000 or more, as determined on the most recent Contract Anniversary). (See "Contract Fees and Charges," page 14.)

MORTALITY AND EXPENSE RISK CHARGE

    Hartford applies a 1.50% per annum mortality and expense risk charge against all Contract Values held in the Separate Account for Contract Years 1-7. After Contract Year 7 or after the Annuity Commencement Date, whichever is earlier, the mortality and expense risk charge will decrease to 1.25% per annum of the Contract Values held in the Separate Account. (See "Contract Fees and Charges," page 14.)

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

PREMIUM TAX CHARGE

    On any Contract subject to a Premium Tax, Hartford may deduct the tax on a pro-rata basis from the Sub-Accounts at the time Hartford pays the tax to the applicable government authorities, at the time the Contract is surrendered, at the time Death Benefits are paid or on the Annuity Commencement Date. (See "Contract Fees and Charges," page 14).

EXPENSES OF THE FUNDS

    The investment experience of each Sub-Account reflects the investment experience of the Fund whose shares it holds. The investment experience of each Fund, in turn, reflects its fees and other operating expenses. (See "Annual Fund Operating Expenses," page 5 of this Prospectus and the prospectus for the Funds attached hereto).

                        WHAT ARE THE ANNUITY PAYMENT OPTIONS?

    The following Annuity payment options are available under the Contract on either a fixed or variable basis: Life Annuity; Life Annuity with a Cash Refund; Life Annuity with Payments For a Period Certain; Joint and Last Survivor Life Annuity; Joint and Last Survivor Life Annuity with Payments for a Period Certain; and Payment for a Period Certain. In the absence of an Annuity payment option election, and depending on state law, the Contract Value (less applicable Premium Taxes) will be applied on the Annuity Commencement Date to provide a Fixed Annuity with payments guaranteed for 10 years. (See "Settlement Provisions," page 16.)

    In addition, the Annuity Proceeds Settlement Option is offered to a Beneficiary who elects to leave the Death Benefit in the Sub-Accounts.

                             HARTFORD, THE SEPARATE
                             ACCOUNT AND THE FUNDS
                           HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY

    Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia, except New York. Effective on January 1, 1998, the company changed its name from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. Hartford was originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.

                                HARTFORD RATINGS

                  EFFECTIVE
RATING             DATE OF                       BASIS OF
AGENCY              RATING     RATING             RATING
----------------  ----------  ---------  -------------------------
A.M. Best and                            Financial soundness and
Company, Inc....      9/9/97         A+  operating performance.
Standard &
Poor's..........     1/23/98         AA  Claims paying ability
Duff & Phelps...     1/23/98        AA+  Claims paying ability

               PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO

    The Separate Account was established on March 1, 1993. It is the Separate Account in which Hartford sets aside and invests the assets attributable to variable annuity Contracts, including the Contracts sold under this Prospectus. Separate Account assets are held by Hartford under a safekeeping arrangement. Although the Separate Account is an integral part of Hartford, it is registered as a unit investment trust under the 1940 Act. This registration does not, however, involve Commission supervision of the management or the investment practices or policies of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law.

    Your investment in the Separate Account is allocated to one or more Sub-Accounts as per your specifications. Each Sub-Account is invested exclusively in the assets of one underlying Fund. Hartford reserves the right, subject to compliance with the law, to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Commission.

    Premium Payments, less any applicable Premium Taxes, and proceeds of transfers between Sub-Accounts are applied to purchase shares in the appropriate Fund at Net Asset Value determined as of the end of the Valuation Period during which the payments were received or the transfer made. All distributions from the Fund are reinvested at Net Asset Value. The value of your investment will therefore vary in accordance with the net income and fluctuation in the individual investments within the underlying Fund portfolio or portfolios. During the Variable Annuity payout period, both your Annuity payments and reserve values will vary in accordance with these factors.

    Under Connecticut law, the assets of the Separate Account attributable to the Contracts offered under this Prospectus are held for the benefit of the owners of, and the persons entitled to payments under, those Contracts. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account, are, in accordance

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

with the Contracts, credited to or charged against the Separate Account. Also, the assets in the Separate Account are not chargeable with liabilities arising out of any other business Hartford may conduct. Contract Values allocated to the Separate Account is not affected by the rate of return of Hartford's General Account, nor by the investment performance of any of Hartford's other separate accounts. The Separate Account may be subject to liabilities arising from a Sub-Account of the Separate Account whose assets are attributable to other variable Annuity contracts or variable life insurance policies offered by the Separate Account which are not described in this Prospectus. However, all obligations arising under the Contracts are general corporate obligations of Hartford.

    Hartford does not guarantee the investment results of the Separate Accounts or any of the underlying Funds. There is no assurance that the value of a Contract during the years prior to retirement or the aggregate amount of the variable Annuity payments will equal the total of Premium Payments made under the Contract. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks are more fully described in the accompanying Funds' prospectus.

                                   THE FUNDS

The underlying investments for the Contracts are Class IB shares of Putnam Variable Trust, an open-end series investment company with multiple portfolios ("Funds"). The underlying Funds corresponding to each Sub-Account and their investment objectives are described below. Hartford reserves the right, subject to compliance with the law, to offer additional funds with differing investment objectives. The Funds may not be available in all states.

PUTNAM VT ASIA PACIFIC GROWTH FUND

Seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.

PUTNAM VT DIVERSIFIED FUND

Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government and Investment Grade Sector, a High Yield Sector (which invests primarily in securities commonly known as "junk bonds"), and an International Sector. See the special considerations for investments in high yield securities described in the Fund prospectus.

PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON

Seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income.


PUTNAM VT GLOBAL ASSET ALLOCATION FUND

Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities and international fixed income securities.


PUTNAM VT GLOBAL GROWTH FUND

Seeks capital appreciation through a globally diversified portfolio of common stocks.

PUTNAM VT GROWTH AND INCOME FUND

Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.


PUTNAM VT HEALTH SCIENCES FUND

Seeks capital appreciation by investing primarily in common stocks and other securities of companies in the health sciences industries.



PUTNAM VT HIGH YIELD FUND

Seeks high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities constituting a portfolio which Putnam Investment Management, Inc. ("Putnam Management") believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Fund prospectus.


PUTNAM VT INTERNATIONAL GROWTH FUND

Seeks capital appreciation by investing primarily in equity securities of companies located in a country other the United States.


PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND

Seeks capital growth and a secondary objective of high current income by investing primarily in common stocks that Putnam Management believes offer potential for capital growth and may, when consistent with its investment objectives, invest in common stocks that Putnam Management believes offer potential for current income. Under normal market conditions, the fund expects to invest substantially all of its assets in securities principally traded on markets outside the United States.


PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND

Seeks long term capital appreciation by investing in companies that have above-average growth prospects due to the fundamental growth of their market sector. Under normal market conditions, the fund expects to invest substantially all of its total assets, other than cash or short-term investments held pending investment, in common stocks, preferred stocks, convertible preferred stocks, convertible bonds and other equity securities principally traded in securities markets outside the United States.

PUTNAM VT INVESTORS FUND

Seeks long-term growth of capital and any increased income that results from this growth by investing primarily in common stocks that Putnam Management believes afford the best opportunity for capital growth over the long term.

PUTNAM VT MONEY MARKET FUND

Seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

PUTNAM VT NEW OPPORTUNITIES FUND

Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

PUTNAM VT NEW VALUE FUND

Seeks long-term capital appreciation by investing primarily in common stocks that Putnam Management believes are undervalued at the time of purchase and have the potential for long-term capital appreciation.

PUTNAM VT OTC & EMERGING GROWTH FUND

Seeks capital appreciation by investing primarily in common stocks that Putnam Management believes have potential for capital appreciation significantly greater than that of market averages.

PUTNAM VT U.S. GOVERNMENT AND HIGH QUALITY BOND FUND

Seeks current income consistent with preservation of capital by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by a nationally recognized securities rating agency such as Standard & Poor's or Moody's Investor Services, Inc. or, if not rated, determined by Putnam Management to be of comparable quality.

PUTNAM UTILITIES GROWTH AND INCOME FUND

Seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.

PUTNAM VT VISTA FUND

Seeks capital appreciation by investing in a diversified portfolio of common stocks which Putnam Management believes have the potential for above-average capital appreciation.

PUTNAM VT VOYAGER FUND

Seeks capital appreciation by investing primarily in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
--------------------------------------------------------------------------------

Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, Putnam VT The George Putnam Fund of Boston, Putnam VT Global Growth Fund, Putnam VT Growth and Income Fund, Putnam VT Health Sciences Fund, Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT U.S. Government and High Quality Bond Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, and Putnam VT Voyager Fund are generally managed in styles similar to other open-end investment companies which are managed by Putnam Management and whose shares are generally offered to the public. These other Putnam funds may, however, employ different investment practices and may invest in securities different from those in which their counterpart Funds invest, and consequently will not have identical portfolios or experience identical investment results.

The Funds are available only to serve as the underlying investment for variable annuity and variable life Contracts. A full description of the Funds, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation are contained in the accompanying Trust prospectus which should be read in conjunction with this Prospectus before investing, and in the Trust's Statement of Additional Information which may be ordered without charge from Putnam Investor Services, Inc.

It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although Hartford and the Funds do not currently foresee any such disadvantages either to variable annuity Contract Owners or to variable life insurance policy owners, the Trust's Board of Trustees intends to monitor events in order to identify any material conflicts between such Contract Owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Board of Trustees of the Funds were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity Contact Owners would not bear any expenses attendant upon establishment of such separate funds.


Putnam Management, One Post Office Square, Boston, MA, 02109, serves as the investment manager for the Funds. An affiliate, Putnam Advisory Company, Inc., manages domestic and foreign institutional accounts and mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary policies. Putnam Management and its affiliates are subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.


Subject to the general oversight of the Trustees of the Trust, Putnam Management manages the Funds' portfolios in accordance with their stated investment objectives and policies, makes investment decisions for the Funds, places orders to purchase and sell securities on behalf of the Funds, and administers the affairs of the Funds. For its services, the Funds pay Putnam Management a quarterly fee. See the accompanying Trust prospectus for a more complete description of Putnam Management and the respective fees of the Funds.

    VOTING RIGHTS. Hartford is the legal owner of all Fund shares held in the Separate Account. As the owner, Hartford has the right to vote at the Fund's shareholder meetings. However, to the extent required by federal securities laws or regulations, Hartford will:

1. Vote all Fund shares attributable to a Contract according to instructions received from the Contract Owner, and

2. Vote all Fund shares attributable to a Contract for which no voting instructions are received in the same proportion as shares for which instructions are received.

    If any federal securities laws or regulations, or their present interpretation, change to permit Hartford to vote Fund shares in its own right, Hartford may elect to do so.

    Hartford will notify you of any Fund shareholders' meeting if the shares held for your account may be voted at such meetings. Hartford will send proxy materials and a form of instruction by means of which you can instruct Hartford with respect to the voting of the Fund shares held for your account.

    In connection with the voting of Fund shares held by it, Hartford will arrange for the handling and tallying of proxies received from Contract Owners. Hartford as such, shall have no right, except as described below provided, to vote any Fund shares held by it under the Contract which may be registered in its name or the names of its nominees. Hartford will, however, vote the Fund shares held by it in accordance with the instructions received from the Contract Owners for whose accounts the Fund shares are held. If a Contract Owner desires to attend any meeting at which shares held for the Contract Owner's benefit may be voted, the Contract Owner may request Hartford to furnish a proxy or otherwise arrange for the exercise of voting rights with respect to the Fund shares held for such Contract Owner's account. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e. shares owned by Hartford) in the same proportion as it votes shares of that Fund for which it has received instructions. During the Annuity period under a Contract, the number of votes will decrease as the assets held to fund Annuity benefits decrease.

    The Funds are available only to serve as the underlying investment vehicles for variable annuity and variable life insurance contracts, including the Contracts described in this Prospectus, issued by Hartford. It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although Hartford and the Funds do not currently foresee any such disadvantages either to variable annuity contract owners or to variable life insurance policy owners, the Funds' Board of Directors intends to monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors of the Funds were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any expense related to the establishment of such separate funds.

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF INVESTMENTS. Hartford retains the right, subject to any applicable law, to make certain changes to the investment options offered under the Contract. Hartford reserves the right to eliminate the shares of any of the Funds and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account, if the shares of the Funds are no longer available for investment, or, if in Hartford's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to a Contract Owner's interest in a Fund will not be made until Commission approval has been obtained and the Contract Owner has been notified of the change.

    New Funds may be established at the discretion of Hartford. Any new Fund will be made available to existing Contract Owners on a basis to be determined by Hartford. Hartford may also close one or more Funds to additional Premium Payments or transfers from existing Sub-Accounts.

    In the event of any substitution or change, Hartford may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interest of persons having voting rights in the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

    All of the Sub-Accounts may include total return in advertisements or other sales material.

    When a Sub-Account advertises its standardized total return, it will usually be calculated for one year, 5 years, and 10 years or some other relevant period if the Sub-Account has not been in existence for at least 10 years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

    In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, 5 years, and 10 years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.


    The Putnam Diversified Income, Putnam Growth and Income, Putnam International Growth and Income, Putnam High Yield, Putnam International Growth and Income, Putnam Global Asset Allocation, Putnam U.S. Government and High Quality Bond and Putnam Utilities Growth and Income Sub-Accounts may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.


    The Putnam Money Market Fund Sub-Account may advertise yield and effective yield. The yield of the Money Market Fund Sub-Account is based upon the income earned by the Sub-Account over a 7-day period and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.

    The Separate Account may also disclose yield, standard total return, and non-standard total return. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts.

    Hartford may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
--------------------------------------------------------------------------------

tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.
                          DESCRIPTION OF THE CONTRACTS
                               CONTRACTS OFFERED

    The Contracts are individual or group tax-deferred Variable Annuity Contracts designed for retirement planning purposes and may be purchased by any individual, group or trust, including any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code; annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; Individual Retirement Annuities adopted according to Section 408 of the Code; employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and certain eligible deferred compensation plans as defined in Section 457 of the Code ("Qualified Contracts").

                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with an initial Premium Payment to the Administrative Office of the Company. The maximum age for Annuitants on the Contract Issue Date is 85. Generally, the minimum Premium Payment is $20,000. Thereafter, the minimum Premium Payment is $500. Certain plans may be allowed to make smaller periodic payments. Unless Hartford gives its prior approval, it will not accept a Premium Payment in excess of $1,000,000. Each Premium Payment may be split among the various Sub-Accounts subject to minimum amounts then in effect. Hartford will send Contract Owners a confirmation notice upon receipt and acceptance of the Contract Owner's Premium Payment.

                         RIGHT TO EXAMINE THE CONTRACT

    If you are not satisfied with your purchase, you may cancel the Contract by returning it within 10 days (or longer in some states) after you receive it. A written request for cancellation must accompany the Contract. In such event, Hartford will, without deduction for any charges normally assessed thereunder, pay you an amount equal to the Contract Value plus any applicable Premium Tax on the date of receipt of the request for cancellation. You bear the investment risk during the period prior to Hartford's receipt of request for cancellation. Hartford will refund the premium paid only for Individual Retirement Annuities (if returned within seven days of receipt) and in those states where required by law.

                            CREDITING AND ALLOCATING
                              THE PREMIUM PAYMENT

    The initial Premium Payment, less any applicable Premium Tax, will be credited to your Contract within 2 business days of receipt of the initial Premium Payment and a properly completed application or an order to purchase a Contract by Hartford at the Administrative Office of the Company. It will be credited to the Sub-Account(s) in accordance with your election. If the application, order request, or other required information is incomplete when received, Hartford reserves the right to retain the Premium Payment for up to five business days while it attempts to complete the information. If the information cannot be made complete within 5 business days, the applicant will be informed of the reasons for the delay and the Premium Payment will be returned unless the applicant specifically consents to Hartford retaining the Premium Payment until the information is made complete. The Premium Payment will then be allocated within two business days after receipt of the complete information.

    Subsequent Premium Payments received by Hartford in the Administrative Office of the Company, or other designated administrative offices are priced on the Valuation Day prior to the close of the New York Stock Exchange (generally 4:00 p.m. E.T.). Unless otherwise specified, Hartford will allocate any subsequent Premium Payment to Sub-Accounts in accordance with the most recent premium allocation instructions received by Hartford.

                          CONTRACT VALUE -- BEFORE THE
                           ANNUITY COMMENCEMENT DATE

    SUB-ACCOUNT VALUE. The Contract Value is the sum of all Sub-Account Values and therefore reflects the investment performance of the Sub-Accounts to which it is allocated. The Sub-Account Value for any Sub-Account as of the Contract Issue Date is equal to the amount of the Premium Payment allocated to that Sub-Account. The Sub-Account Value for a Contract is determined on any given day by the multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account. Therefore, on any Valuation Day the Contract Owner's Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

    ACCUMULATION UNITS. The portions of the Premium Payments allocated to a Sub-Account or amounts of Contract Value transferred to a Sub-Account are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Sub-Account is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the portion of the

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Premium Payment or transferred Contract Value is invested in the Sub-Account. Transferred Contract Value is invested in a Sub-Account as of the end of the Valuation Period during which the transfer request was received. Therefore, a Premium Payment or portion of a Premium Payment allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract.

    Surrenders, transfers out of a Sub-Account, the death of any Contract Owner or the Annuitant before the Annuity Commencement Date, and the application of Contract Value less Premium Tax to an Annuity payment option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.

    The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. Thereafter, the Accumulation Unit value for each Sub-Account will equal (a) the Accumulation Unit value at the end of the preceding Valuation Day multiplied by (b) the Net Investment Factor for the Valuation Day for which the Accumulation Unit value is being calculated. (See "Net Investment Factor," below.)

    The Sub-Account Value as of each Valuation Day is then determined by multiplying: (a) the number of Accumulation Units in the Sub-Account by (b) the Accumulation Unit value for that Sub-Account as of that Valuation Day.

    You will be advised, at least semiannually, of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, and the total value of your Contract.

THE NET INVESTMENT FACTOR (BEFORE AND
AFTER THE ANNUITY COMMENCEMENT DATE)

    The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (a) by (b) and subtracting (c) from the result, where:

(a) is the Net Asset Value of the Fund held in that Sub-Account, determined at the end of the current Valuation Period (plus the per share amount of any dividends or capital gains distributions made by the Fund in that Sub-Account);

(b) is the Net Asset Value of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period;

(c) is a daily factor representing the mortality and expense risk charge and any applicable administration charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

                     SUB-ACCOUNT VALUE TRANSFERS BEFORE AND
                      AFTER THE ANNUITY COMMENCEMENT DATE

    You may transfer your Sub-Account Values from one or more Sub-Accounts to another Sub-Account free of charge. However, Hartford reserves the right to limit the number of transfers to 12 per Contract Year, with no 2 transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by a Contract Owner or by the attorney-in-fact pursuant to a power of attorney by calling Hartford at (800) 862-6668 or by the agent of record by calling (800) 862-7155. Telephone transfers may not be permitted by some states.

    The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures Hartford follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    Hartford may permit the Contract Owner to preauthorize transfers among Sub-Accounts and between Sub-Accounts under certain circumstances. Transfers between the Sub-Accounts may be made both before and after the Annuity Commencement Date. Generally, the minimum allocation to any Sub-Account may not be less than $500. All percentage (%) allocations must be in whole numbers (e.g., 1%). No minimum balance is presently required in any Sub-Account.

    It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Hartford of any inaccuracies within 30 days of receipt of the confirmation.

    Subject to the exceptions set forth in the following paragraph, the right to reallocate Contract Values is subject to modification if Hartford determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time. Such restrictions may be applied in any manner reasonably

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
--------------------------------------------------------------------------------

designed to prevent any use of the transfer right which is considered by Hartford to be to the disadvantage of other Contract Owners.

    Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Hartford will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Hartford.

                                   SURRENDERS

    FULL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE. At any time prior to the Annuity Commencement Date, the Contract Owner has the right to fully surrender the Contract. In such event, the Surrender Value of the Contract may be taken in the form of a lump sum cash settlement. With the exception of Annuity payment options 6 and 7, no surrenders are permitted after the Annuity Commencement Date.

    The Surrender Value of the Contract is equal to the Contract Value less any Premium Taxes, and the Annual Maintenance Fee, if applicable. The Surrender Value may be more or less than the amount of the Premium Payments made to a Contract.

    PARTIAL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE. The Contract Owner may make a partial surrender of Contract Values at any time prior to the Annuity Commencement Date so long as the amount surrendered is at least equal to Hartford's minimum amount rules then in effect. Additionally, if the remaining Contract Value following a surrender is less than $500, Hartford may terminate the Contract and pay the Surrender Value. For Contracts issued in Texas, the Contract will not be terminated when the remaining Contract Value after a surrender is less than $500 unless there were no Premium Payments made during the previous 2 Contract Years.

    When requesting a partial surrender, you should specify the Sub-Account(s) from which the partial surrender will be taken. Otherwise, the surrender will be effected on a pro rata basis according to the value in each Sub-Account.

    Hartford may permit the Contract Owner to preauthorize partial surrenders subject to certain limitations then in effect.

    SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE. A Contract Owner may fully surrender the Contract on or after the Annuity Commencement Date if the Payment For a Period Certain Annuity payment option or if the Annuity Proceeds Settlement Option is in effect. Under the Payments For a Period Certain option, Hartford pays the Contract Owner the Commuted Value upon surrender. This surrender charge is computed as of the date Hartford receives the written request for surrender at the Administrative Office of the Company. No partial surrenders are permitted after the Annuity Commencement Date.

    A Contract Owner may request in writing a partial and full surrender of the Contract. Partial surrenders may be requested by telephone provided certain requirements are met. (See "Telephone Surrender Privileges," below.)

    CONTRACT OWNERS SHOULD CONSULT THEIR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF A SURRENDER. A surrender made before age 59 1/2 may result in adverse tax consequences, including the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. See "Federal Tax Considerations," page 20.)

    TELEPHONE SURRENDER PRIVILEGES. Hartford permits partial surrenders by telephone subject to dollar amount limitations in effect at the time a Contract Owner requests the surrender. To request partial surrenders by telephone, a Contract Owner must have completed and returned to Hartford a Telephone Redemption Program Enrollment Form authorizing telephone surrenders. If there are joint Contract Owners, both must authorize Hartford to accept telephone instructions and agree that Hartford may accept telephone instructions for partial surrenders from either Contract Owner. Partial surrender requests will not be honored until Hartford receives all required documents in proper form.

    Telephone authorization will remain valid until (a) Hartford receives written notice of revocation by a Contract Owner, or, in the case of joint Contract Owners, written notice from either Contract Owner; (b) Hartford discontinues the privilege; or (c) Hartford has reason to believe that a Contract Owner has entered into a market timing agreement with an investment adviser and/or broker/dealer.

    Hartford may record any telephone calls to verify data concerning transactions and may adopt other procedures to confirm that telephone instructions are genuine. Hartford will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.

    In order to obtain that day's unit values on surrender, Hartford must receive telephone surrender instructions prior to the close of trading on the New York Stock Exchange (generally 4:00 p.m.).

    Hartford may modify, suspend, or terminate telephone transaction privileges at any time.

    PAYMENT OF SURRENDER AMOUNTS. Payment of any request for a full or partial surrender from the Sub-Accounts will be made as soon as possible and in any event no later than seven days after the written request is received by Hartford at the Administrative Office of the Company.

14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    There may be postponement in the payment of Surrender Amounts whenever (a) the New York Stock Exchange is closed; (b) trading on the New York Stock Exchange is restricted as determined by the Commission; (c) the Commission permits postponement and so orders; or (d) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

    CERTAIN QUALIFIED CONTRACT SURRENDERS -- THERE ARE CERTAIN RESTRICTIONS ON
SECTION 403(B) TAX SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(B) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/ EMPLOYEE HAS
A) ATTAINED AGE 59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2).

    DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%.

    HARTFORD WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES.

    ANY SUCH FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH HIS OR HER TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS," PAGE 20.)

                           CONTRACT FEES AND CHARGES

    MORTALITY AND EXPENSE RISK CHARGE. Although Variable Annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) Hartford's actual mortality experience before or after the Annuity Commencement Date or (b) Hartford's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by Hartford.

    During Contract Years 1-7, Hartford will, for assuming these risks under the Contracts, make a daily charge at the rate of 1.50% per annum against all Contract Values (estimated at .95% for mortality and .55% for expense). After Contract Year 7 or upon the Annuity Commencement Date, whichever is earlier, Hartford will make a daily charge of 1.25% per annum (estimated at .90% for mortality and .35% for expense) against all Sub-Account Values.

    The mortality undertaking provided by Hartford under the Contracts, assuming the selection of one of the forms of life Annuities, is to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table projected to the year 2000 using Projection Scale G and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. Hartford also assumes the liability for payment of a minimum Death Benefit under the Contract.

    The mortality undertakings are based on Hartford's determination of expected mortality rates among all Annuitants. If actual experience among Annuitants during the Annuity payment period deviates from Hartford's actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, Hartford must provide amounts from its general funds to fulfill its Contract obligations. Hartford will bear the loss in such a situation. Also, in the event of the death of an Annuitant or Contract Owner before the Annuity Commencement Date, whichever is earlier, Hartford can, in periods of declining value, experience a loss resulting from the assumption of the mortality risk relative to the guaranteed Death Benefit.

    In providing an expense undertaking, Hartford assumes the risk that the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.

    ANNUAL MAINTENANCE FEE. Each year, on each Contract Anniversary on or before the Annuity Commencement Date, Hartford will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse it for expenses relating to the maintenance of the Contract and the Sub-Account(s) thereunder. The Annual Maintenance Fee is $30 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. If, during a Contract Year, the Contract is surrendered for its full value, Hartford will deduct the Annual Maintenance Fee, if applicable, at the time of such surrender. The fee is a flat fee which will be due in the full amount regardless of the

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
--------------------------------------------------------------------------------

time of the Contract Year that Contract Values are surrendered. The deduction will be made pro rata according to the value in each Sub-Account under a Contract.

    The types of expenses covered by the Annual Maintenance Fee include, but are not limited to, expenses of issuing the Contract and expenses for confirmations, Contract quarterly statements, processing of transfers and surrenders, responding to Contract Owner inquiries, reconciling and depositing cash receipts, calculation and monitoring daily Sub-Account unit values, Separate Account reporting, including semiannual and annual reports and mailing and tabulation of shareholder proxy solicitations.

    Hartford reserves the right to waive the Annual Maintenance Fee under certain conditions.

    PREMIUM TAXES. A deduction is also made for Premium Tax, if applicable, imposed by a federal, state or other governmental entity. Certain states impose a Premium Tax, currently ranging up to 4%. Some states assess the tax at the time Premium Payments are made; others assess the tax at the time of annuitization. Hartford will pay Premium Taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct Premium Taxes at the time Hartford pays such taxes to the applicable government authorities, at the time the Contract is surrendered, at the time the Death Benefit is paid, or on the Annuity Commencement Date.

    EXCEPTIONS. Hartford may offer, in its discretion, reduced fees and charges including, but not limited to, the mortality and expense risk charge and the Annual Maintenance Fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.

                            DEATH BEFORE THE ANNUITY
                               COMMENCEMENT DATE

    If the Contract Owner or the Annuitant dies before the Annuity Commencement Date, Hartford will pay a Death Benefit.

    If the deceased had not attained age 81, the Death Benefit is the greatest of:

(a) the Contract Value, or

(b) 100% of the total Premium Payments made to such Contract, reduced by any prior surrenders, or

(c) the Maximum Anniversary Value immediately preceding the date of death.

    The Maximum Anniversary Value is equal to the greatest Contract Anniversary value attained from the following: Hartford will calculate a Contract Anniversary value for each Contract Anniversary prior to the deceased's attained age 81. The Contract Anniversary value is equal to the Contract Value on a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial surrenders since that anniversary.

    If the deceased had attained age 81, then the Death Benefit is the greatest of:

(a) the Contract Value, or

(b) 100% of the total Premium Payments made to such Contract, reduced by any prior surrenders, or

(c) the Maximum Anniversary Value at the deceased's attained age 80, reduced by any prior surrenders and increased by premiums paid.

    If the Contract Owner or Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to the Beneficiary, the Death Benefit will be calculated as of the date Hartford receives written notification of Due Proof of Death. Any Annuity payments made or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by Hartford from the Payee.

    The calculated Death Benefit will remain invested in accordance with the last allocation instructions given by the Contract Owner until new complete settlement instructions are received from the beneficiary(s). During the time period between Hartford's receipt of written notification of Due Proof of Death and Hartford's receipt of complete settlement instructions, the calculated Death Benefit will be subject to market fluctuations.

    IF THE CONTRACT OWNER DIES before the Annuity Commencement Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the Annuitant is living, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

    IF THE ANNUITANT DIES before the Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If either (a) there is no Contingent Annuitant, (b) the Contingent Annuitant predeceases the Annuitant, or (c) if any sole Contract Owner dies before the Annuity Commencement Date, the Beneficiary, as determined under the Contract control provisions, will receive the Death Benefit. However, if the Annuitant dies prior to the Annuity Commencement Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be void.

16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                             DEATH ON OR AFTER THE
                           ANNUITY COMMENCEMENT DATE

    If the Annuitant dies on or after the Annuity Commencement Date, Hartford will pay the Death Benefit under the following Annuity payment options: Life Annuity with Cash Refund and Life Annuity with Payment for a Period Certain.

    PAYMENT FOR A PERIOD CERTAIN. The Death Benefit on or after the Annuity Commencement Date, under the Payment for a Period Certain Annuity payment option is as follows:

    IF THE ANNUITANT DIES on or after the Annuity Commencement Date, the Beneficiary will have the option of having payments continue to the Beneficiary for the remainder of the period or taking the Death Benefit in one sum. If the Beneficiary opts to take the Death Benefit in one sum, the Death Benefit will equal the Commuted Value.

    IF A CONTRACT OWNER WHO IS NOT THE ANNUITANT DIES on or after the Annuity Commencement Date, any surviving joint Contract Owner becomes the sole Contract Owner. If there is no surviving Contract Owner, the Payee becomes the new Contract Owner. If any Contract Owner dies, the remaining Annuity payments will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

    LIFE ANNUITY WITH CASH REFUND. The Death Benefit on or after the Annuity Commencement Date, under the Life Annuity with Cash Refund Annuity payment option equals the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date minus the sum of all Annuity payments made.

                      DISTRIBUTION REQUIREMENTS: PRIOR TO
                         THE ANNUITY COMMENCEMENT DATE

    The Death Benefit will be distributed based on the Contract Owner's or Annuitant's date of death and the Beneficiary's election:

(a) in a single lump sum, within 5 years from the death

(b) under an Annuity payment option provided that:

    (1) Annuity payments begin within one year of the date of death, and

    (2) Annuity payments are made in substantially equal installments over the life of the Beneficiary, or

    (3) Annuity payments are made in substantially equal installments over a period not greater than the life expectancy of the Beneficiary;

(c) if the sole Beneficiary is the spouse of the deceased Contract Owner, he or she may by written notice within one year of the Contract Owner's death, elect to continue the Contract as the new Contract Owner. If the spouse so elects, all of his or her rights as Beneficiary cease and if the deceased Contract Owner was also the sole Annuitant and appointed no Contingent Annuitant, he or she will become the Annuitant (for qualified plans, see "Appendix I," page 25); or

(d) if the Contract Owner is not an individual, then the "primary Annuitant" shall be treated as the Contract Owner under (a) and (b) above. For this purpose, the "primary Annuitant" means the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

    The Death Benefit will only be paid after Hartford has received Due Proof of Death.

    There may be postponement in the payment of Death Benefits whenever (a) the New York Stock Exchange is closed, including for holidays and weekends, or trading on the New York Stock Exchange is restricted as determined by the Commission; (b) the Commission permits postponement and so orders; or (c) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

                             SETTLEMENT PROVISIONS

    You select an Annuity Commencement Date and an Annuity payment option which may be on a fixed or variable basis, or a combination thereof. The Annuity Commencement Date will not be deferred beyond the end of Annuitant's age 90 or the end of Contract Year 10, whichever is later. (If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the end of the Annuitant's age 100.) The Annuity Commencement Date and/or the Annuity payment option may be changed from time to time, but any change must be at least 30 days prior to the date on which Annuity payments are scheduled to begin.

    The Contract contains the 6 Annuity payment options described below and Option 7, the Annuity Proceeds Settlement Option. Annuity payment options 3, 5, 6 and Annuity Proceeds Settlement Option 7 are each available to Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. Such life expectancy shall be computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table then in use by Hartford. With respect to Non-Qualified Contracts, if you do not elect otherwise, Fixed Annuity payments will automatically begin on the Annuity Commencement Date under Annuity payment option 3 with Annuity payments guaranteed for 10 years. For Qualified Contracts and Contracts issued in

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
--------------------------------------------------------------------------------

Texas, if you do not elect otherwise, Fixed Annuity payments will begin automatically on the Annuity Commencement Date, under option 1 to provide a life Annuity.

    With the exception of Annuity payment option 6, no surrenders are permitted after Annuity payments commence.

                           ANNUITY PAYMENT OPTIONS

    OPTION 1: LIFE ANNUITY. Hartford makes Annuity payments for as long as the Annuitant lives. Under this option, a Payee would receive only one Annuity payment if the Annuitant dies after the first such payment, two Annuity payments if the Annuitant dies after the second payment, etc.

    OPTION 2: LIFE ANNUITY WITH A CASH REFUND. Hartford makes Variable Annuity payments as long as the Annuitant lives. If the Annuitant dies and the sum of all Annuity payments made are less than the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date, the Beneficiary is entitled to a Death Benefit. The Death Benefit equals the Contract Value less Premium Tax on the Annuity Calculation Date minus the sum of all Annuity payments made. This option is only available when for Variable Annuity payment using the 5% A.I.R.

    OPTION 3: LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN. Hartford makes Annuity payments for as long as the Annuitant lives. At the time this option is selected, the Contract Owner must select a specific number of years (a minimum of 5 years and maximum of 100 minus the Annuitant's age). If the Annuitant dies before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed. (See first paragraph under "Settlement Provisions," page 16.)

    OPTION 4: JOINT AND LAST SURVIVOR LIFE ANNUITY. Hartford makes Annuity payments while the Annuitant and Joint Annuitant are living. After the death of either Annuitant, payments continue for as long as the other Annuitant lives. Under this option, a Payee would receive only one Annuity payment if the Annuitant and Joint Annuitant die after the first such payment, etc. At the time of purchase the Contract Owner must elect to have Annuity payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid.

    OPTION 5: JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN. Hartford makes Annuity payments to the Payee while the Annuitant and Joint Annuitant are living. After the death of either Annuitant, Annuity payments continue to the Payee for as long as the Joint Annuitant lives. At the time of purchase, the Contract Owner must elect to have Annuity payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and maximum of 100 minus the younger Annuitant's age). If the Annuitant and Joint Annuitant die before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed. (See first paragraph under "Settlement Provisions," page 16.)

    OPTION 6: PAYMENTS FOR A PERIOD CERTAIN. Hartford makes Annuity payments for the number of years (a minimum of 5 years and maximum of 100 minus the Annuitants age) selected by the Contract Owner. If the Annuitant dies before the specified number of years has passed, Annuity payments to the Beneficiary will continue until the specified number of years has elapsed. After the death of the Annuitant, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed. (See first paragraph under "Settlement Provisions," page 16.)

                       ANNUITY PROCEEDS SETTLEMENT OPTION

    OPTION 7: ANNUITY PROCEEDS SETTLEMENT OPTION. Proceeds from the Death Benefit may be left with Hartford for a period not to exceed 5 years from the date of the Contract Owner's death prior to the Annuity Commencement Date. These proceeds will remain in the Sub-Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining value will equal the Contract Value of the proceeds left with Hartford, minus any surrenders. This option may not be available under certain Contracts issued in connection with Qualified Plans.

    Hartford may offer other Annuity payment options from time to time.

    VARIABLE AND FIXED ANNUITY PAYMENTS. When an Annuity is effected under a Contract, unless otherwise specified, Contract Values (less applicable Premium Taxes) held in the Sub-Accounts will be applied to provide a Variable Annuity based on the pro rata amount in the various Sub-Accounts. YOU SHOULD CONSIDER THE QUESTION

18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

OF ALLOCATION OF CONTRACT VALUES (LESS APPLICABLE PREMIUM TAXES) AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT OF HARTFORD TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.

    The minimum Annuity payment is $50. No election may be made which results in a first payment of less than $50. If at any time Annuity payments are or become less than $50, Hartford has the right to change the frequency of payment to intervals that will result in payments of at least $50.

    When Annuity payments are to commence, the value of the Contract is determined as the sum of the product of the value of the Accumulation Unit of each Sub-Account on that same day, and the number of Accumulation Units credited to each Sub-Account as of the date the Annuity is to commence.

     All Annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by the Contract Owner. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may not be charged after payout has begun.

             ANNUITY CALCULATION DATE AND ANNUITY COMMENCEMENT DATE

    The Contract Owner selects the Annuity Commencement Date in the application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Annuity Commencement Date. The Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by the Contract Owner as of the Annuity Calculation Date. The first Annuity payment is computed using the value of such Annuity Units as of the Annuity Calculation Date.

                              INCOME PAYMENT DATES

    All Annuity payments after the first Annuity payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Annuity Commencement Date based on the Annuity payment frequency selected by the Contract Owner and shown on the specification page of the Contract. Available Annuity payment frequencies includes monthly, quarterly, semi-annual and annual. The Annuity payment frequency may not be changed once selected by the Contract Owner.

    In the event that the Contract Owner does not select a payment frequency, Annuity payments will be made monthly.

                           VARIABLE ANNUITY PAYMENTS

    THE FIRST VARIABLE ANNUITY PAYMENT. Variable Annuity payments are periodic payments from Hartford to the designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by the Contract Owner to support such Annuity payments. The dollar amount of the first Variable Annuity payment depends on the Annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an AIR of not less than 3.0%.

    The dollar amount of the first Variable Annuity payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the payment factor in the Contract for the selected Annuity payment option. The dollar value of the first Variable Annuity payment is the sum of the first Variable Annuity payments attributable to each Sub-Account.

    ANNUITY UNITS. The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity payment attributable to that Sub-Account by the Annuity Unit value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of each subsequent Variable Annuity payment attributable to each Sub-Account is calculated on the Income Payment Date. It is determined by multiplying (a) by (b) and adding (c), where:

(a) is the number of Annuity Units of each Sub-Account credited under the Contract

(b) is the Annuity Unit value (described below) for that Sub-Account; and

(c) is the results of each Sub-Account calculation.

    The total subsequent Variable Annuity payments equal the sum of the amounts attributable to each Sub-Account.

    Notwithstanding the foregoing, when an Income Payment Date would fall on a day that is not a Valuation Day, the Income Payment is computed as of the next Valuation Day. If the date of the month elected does not occur in a given month, i.e., the 29th, 30th, or 31st of a month, the payments will be computed as of the last Valuation Day of the month.

    The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
--------------------------------------------------------------------------------

(a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b) is the Annuity Unit value for the preceding Valuation Period; and

(c) is the Annuity Unit Factor

    The Annuity Unit Factor neutralizes the AIR percentage (3%, 5%, or 6%). The daily Annuity Unit Factor corresponding to the AIR percentages of 3%, 5%, and 6% are 0.999919, 0.999866, and 0.999840, respectively.

    THE ASSUMED INVESTMENT RETURN (AIR). The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity payments, less an adjustment to neutralize the selected AIR. Dividing what would otherwise be the Annuity Unit value by the AIR factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the AIR selected by the Contract Owner. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.

    The Contract permits Contract Owners to select one of three AIRs: 3%, 5% or 6%. A higher AIR will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the AIR, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the AIR. The following examples may help clarify the impact of selecting one AIR over another:

1. If a Contract Owner selects a 3% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 3% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

2. If a Contract Owner selects a 5% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 5% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

3. If a Contract Owner selects a 6% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 6% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE RETURNS REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE A.I.R.

    EXCHANGE ("TRANSFER") OF ANNUITY UNITS. After the Annuity Calculation Date, the Contract Owner may exchange (i.e., "transfer") the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives a written request for a transfer. For guidelines refer to "Sub-Account Value Transfers Before and After the Annuity Commencement Date," page 12.

    FIXED ANNUITY. Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Hartford which is no less than the rate specified in the Fixed Annuity option tables in the Contract. The Annuity payment will remain level for the duration of the Annuity. Any Fixed Annuity allocation may not be changed.

20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                        ADDITIONAL CONTRACT INFORMATION
                                   ASSIGNMENT

    Ownership of a Contract described herein is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of qualified retirement plan involved. An assignment of a Non-Qualified Contract may be deemed a distribution which subjects the assignment proceeds to income taxes and certain penalty taxes.

                           MISSTATEMENT OF AGE OR SEX

    If the Annuitant's stated age and/or sex in the Contract are incorrect, Hartford will change the benefits payable to those which the Premium Payments would have purchased for the correct age and sex. Sex is not a factor when Annuity Benefits are based on unisex annuity payment rate tables. If Annuity payments were made based on incorrect age or sex, we will increase or reduce a later Annuity payment or payments to adjust for the error. Any adjustment will include interest, at a rate of 4% per year, from the date of wrong payment to the date the adjustment is made.

                             CONTRACT MODIFICATION

    Hartford reserves the right to modify the Contract, but only if such modification: (a) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which Hartford is subject; or (b) is necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or annuity Contracts; or (c) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s) or (d) provides additional Separate Account options or (e) withdraws Separate Account options. In the event of any such modification Hartford will provide notice to the Contract Owner or to the payee(s) during the Annuity period. Hartford may also make appropriate endorsement to the Contract to reflect such modification.

                           FEDERAL TAX CONSIDERATIONS

    What are some of the federal tax consequences which affect these Contracts?

  A. GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE CONTRACT IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

    It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. The discussion here and in Appendix I, commencing on page 25, is based on Hartford's understanding of existing federal income tax laws as they are currently interpreted.

  B. TAXATION OF HARTFORD AND
     THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Contract Value -- Before the Annuity Commencement Date" commencing on page 11). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

  C. TAXATION OF ANNUITIES -- GENERAL
     PROVISIONS AFFECTING PURCHASERS OTHER
     THAN QUALIFIED RETIREMENT PLANS

    Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

    Section 72 contains provisions for Contract Owners which are non-natural persons. Non-natural persons include corporations, trusts, and partnerships. The annual net increase in the value of the Contract is currently includable in the gross income of a non-natural person unless the non-natural person holds the Contract as an agent for a natural person. There is an exception from current inclusion for certain annuities held in tax-qualified retirement

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   21
--------------------------------------------------------------------------------

arrangements, certain annuities held by structured settlement companies, certain annuities held by an employer with respect to a terminated tax-qualified retirement plan and certain immediate annuities. A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

    If the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions which are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner.

 2. OTHER CERTIFICATE OWNERS (NATURAL PERSONS).

    A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

   A. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Certificate shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

   B. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

    Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

   C. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

    Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts

22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

   D. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY PAYMENTS.

i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a premature distribution penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the Contract Owner has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a Contract Owner's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the Contract Owner (or the joint lives or life expectancies of the Contract Owner and the Contract Owner's Beneficiary).

    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

   E. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

    If the Contract was obtained by a tax-free exchange of a life insurance or annuity contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

   F. REQUIRED DISTRIBUTIONS

i.  Death of Certificate Owner or Primary Annuitant

   Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

ii.  Alternative Election to Satisfy Distribution Requirements
    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

iii. Spouse Beneficiary
    If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above.

 3. DIVERSIFICATION REQUIREMENTS.

    Section 817 of the Code provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
--------------------------------------------------------------------------------

account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as an annuity contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Hartford intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

 4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.

    In order for a variable annuity contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner for tax purposes. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, could cause the contract owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, no other such guidance has been issued. Further, Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. Hartford reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.

  D. FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:

 1. NON-PERIODIC DISTRIBUTIONS.

    The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.

 2. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
    YEAR).

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions unless the recipient elects otherwise. A recipient may elect not to have income taxes withheld or to have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

24                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

  E. GENERAL PROVISIONS AFFECTING
     TAX-QUALIFIED RETIREMENT PLANS

    The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I commencing on page 25 for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.
  F. ANNUITY PURCHASES BY NONRESIDENT
    ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                               OTHER INFORMATION
                         DISTRIBUTION OF THE CONTRACTS

    Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the securities issued with respect to the Separate Account. HSD is a wholly-owned subsidiary of Hartford. The principal business address of HSD is the same as that of Hartford.

    The securities will be sold by salespersons of HSD who represent Hartford as insurance and by variable annuity agents who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities and Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

    Commissions will be paid by Hartford and will not be more than 1% of Premium Payments. Trail commissions of 1% annually will be paid on a quarterly basis beginning after the first Contract Year. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or Contract Owners. This compensation is usually paid from the sales charges described in this Prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or Contract Owners to purchase, hold or surrender variable insurance products.

    The securities may also be sold directly to employees of Hartford and Hartford Fire Insurance Company, an affiliate of Hartford, without compensation to HSD salespersons. The securities will be credited with an additional 5% of the employee's Premium Payment by Hartford. This additional percentage of Premium Payment in no way affects present or future charges, rights, benefits or current Contract Values of other Contract Owners.

                                 LEGAL MATTERS

    There are no material legal proceedings to which the Separate Account is a party.

    Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, General Counsel, Hartford Life, P.O. Box 2999, Hartford, Connecticut 06104-2999.

                                    EXPERTS

    The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report on the statutory-basis financial statements of Hartford Life and Annuity Insurance Company (formerly ITT Hartford Life and Annuity Insurance Company) which states the statutory-basis financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                             ADDITIONAL INFORMATION

    Inquiries will be answered by calling your representative or by writing:

    Hartford Life Insurance Company
    Attn: Individual Annuity Services
    P.O. Box 5085
    Hartford, Connecticut 06102-5085
    Telephone: (800)-521-0538 (Contract Owners)

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   25
--------------------------------------------------------------------------------

                                   APPENDIX I
              INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

    The tax rules applicable to tax-qualified contract owners, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of plan as well as the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, to distributions in excess of specified limits, to distributions which do not satisfy certain requirements and to certain other transactions with respect to qualified plans. Accordingly, this summary provides only general information about the tax rules associated with use of the Contract by a qualified plan. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person to benefits are controlled by the terms and conditions of the plan regardless of the terms and conditions of the Contract. Some qualified plans are subject to distribution and other requirements, which are not incorporated into Hartford's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Because of the complexity of these rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

  A. TAX-QUALIFIED PENSION OR
     PROFIT-SHARING PLANS

    Provisions of the Code permit eligible employers to establish tax-qualified pension or profit sharing plans (described in Section 401(a) and 401(k), if applicable, and exempt from taxation under Section 501(a) of the Code), and Simplified Employee Pension Plans (described in Section 408(k)). Such plans are subject to limitations on the amount that may be contributed, the persons who may be eligible and the time when distributions must commence. Employers intending to use these contracts in connection with such plans should seek competent tax and other legal advice.

  B. TAX SHELTERED ANNUITIES
     UNDER SECTION 403(B)

    Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, exclude such contributions from gross income. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of the employees "includable compensation" for his most recent full year of employment, subject to other adjustments. Special provisions may allow some employees to elect a different overall limitation.

    Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT unless such distribution is made:

(1) after the participating employee attains age 59 1/2;

(2) upon separation from service;

(3) upon death or disability; or

(4) in the case of hardship (and, in the case of hardship, any income attributable to such contributions may not be distributed).

    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

  C. DEFERRED COMPENSATION PLANS
     UNDER SECTION 457

    Employees and independent contractors performing services for eligible employers may have contributions made to the Deferred Compensation Plan of their employer in accordance with the employer's plan and Section 457 of the Code.
Section 457 places limitations on contributions to Eligible Deferred Compensation Plans maintained by a State ("State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State) or other tax-exempt organization. Generally, the limitation is 33 1/3% of includable compensation (typically 25% of gross compensation) or $7,500 (indexed), whichever is less. Such a plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a participant attains normal retirement age.

    An employee electing to participate in an Eligible Deferred Compensation Plan should understand that his or her rights and benefits are governed strictly by the terms of the plan and that the employer is the legal owner of any contract issued with respect to the plan. The employer, as owner of the contract(s), retains all voting and redemption rights which may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his or her plan for any charges in regard to participating therein other than those disclosed in this Prospectus. Participants should also be aware that effective August 20, 1996, the Small Business Job Protection Act of

26                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

1996 requires that all assets and income of an Eligible Deferred Compensation Plan established by a governmental employer which is a State, a political subdivision of a State, or any agency or instrumentality of a State or political subdivision of a State, must be held in trust (or under certain specified annuity contracts or custodial accounts) for the exclusive benefit of participants and their beneficiaries. Special transition rules apply to such governmental Eligible Deferred Compensation Plans already in existence on August 20, 1996, and provide that such plans need not establish a trust before January 1, 1999. However, this requirement of a trust does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) organization and such amounts will be subject to the claims of such tax-exempt employer's general creditors.

    In general, distributions from an Eligible Deferred Compensation Plan are prohibited under Section 457 unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.

  D. INDIVIDUAL RETIREMENT ANNUITIES
     UNDER SECTION 408

    Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.

    IRAs generally may not invest in life insurance contracts. However, an annuity that is used as an IRA may provide a death benefit that equals the greater of the premiums paid and the annuity's cash value. The Contract offers an enhanced Death Benefit that may exceed the greater of the Contract Value and total Premium Payments less prior surrenders. For Contracts issued in most states, Hartford has obtained approval from the Internal Revenue Service to use the Contract as an IRA.

    Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a regular IRA only after two years have expired since the participant first commenced participation in the SIMPLE IRA. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a regular IRA. Hartford is a non designated financial institution.

    Effective after December 31, 1997, the Contract can be offered as ROTH IRAs under Section 408A of the Code. Contributions to a ROTH IRA are not deductible. Subject to special limitations, a distribution from a regular IRA may be rolled over to a ROTH IRA. However, a rollover to a ROTH IRA is not excludable from gross income. If certain specified conditions are met, qualified distributions from a ROTH IRA are tax-free.

  E. TAX PENALTIES

    Distributions from retirement plans are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution which bears the same ratio as the after-tax contributions bear to the expected return.

 1. PREMATURE DISTRIBUTION

    Distributions from an IRA or a qualified plan before an participant attains age 59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distributions made after the employee's death, on account of disability, for eligible medical expenses and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service after age 55. For these purposes, a life annuity means a scheduled series of substantially equal periodic payments for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and Beneficiary).

    In addition, effective for distributions made from an IRA after December 31, 1997, there is no such penalty tax on distributions that do not exceed the amount of certain qualifying higher education expenses, as defined by Section 72(t)(7) of the Code, or which are qualified first-time homebuyer distributions meeting the requirements of Section 72(t)(8) of the Code.

    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax described above is increased to 25% with respect to non-exempt premature distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

 2. MINIMUM DISTRIBUTION TAX

    If the amount distributed is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

    An individual's interest in a tax-qualified retirement plan must generally be distributed, or begin to be distributed, not later than April 1 of the calendar year following the later of (i) the calendar year in which the individual

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   27
--------------------------------------------------------------------------------

attains age 70 1/2 or (ii) the calendar year in which the individual retires from service with the employer sponsoring the plan ("required beginning date"). However, the required beginning date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age
70 1/2. The entire interest of the participant must be distributed beginning no later than this required beginning date over a period which may not extend beyond a maximum of the life expectancy of the participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

    If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

    If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

 3. WITHHOLDING

    In general, distributions from IRAs and plans described in Section 457 of the Code are subject to regular wage withholding rules.

    Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant or the joint lives or life expectancies of the participant and beneficiary are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

    Other distributions from such other tax-qualified plans are generally subject to mandatory income tax withholding at the flat rate of 20% unless such distributions are:

(a) the non-taxable portion of the distribution;

(b) required minimum distributions; or

(c) direct transfer distributions.

    Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

28                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                       TO
                      STATEMENT OF ADDITIONAL INFORMATION

 SECTION                                                                   PAGE
 ------------------------------------------------------------------------  ----
 DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY..............
 SAFEKEEPING OF ASSETS...................................................
 INDEPENDENT PUBLIC ACCOUNTANTS..........................................
 DISTRIBUTION OF CONTRACTS...............................................
 CALCULATION OF YIELD AND RETURN.........................................
 PERFORMANCE COMPARISONS.................................................
 FINANCIAL STATEMENTS....................................................

This form must be completed for all tax sheltered annuities.

                     SECTION 403(B)(11) ACKNOWLEDGMENT FORM

    The Hartford variable annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

    a. attained age 59 1/2,

    b. separated from service,

    c. died, or

    d. become disabled.

Distributions of post December 31, 1988 contributions, excluding any income thereon, may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.

Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the Hartford variable annuity. Please refer to your Plan.

    Please complete the following and return to:

    Hartford Life and Annuity Insurance Company
    Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085

Name of Contract Owner/Participant
-------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City or Plan/School District
--------------------------------------------------------------------------------

Date:
--------------------------------------------------------------------------------

Contract No:
--------------------------------------------------------------------------------

Signature:
--------------------------------------------------------------------------------

    To obtain a Statement of Additional Information, please call Putnam Investor Services at 1-800-521-0538 or complete the form below and mail to:

    Hartford Life and Annuity Insurance Company
    Attn: Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085

    Please send a Statement of Additional Information for the Putnam Hartford Capital Access to me at the following address:


----------------------------------------------------
                            Name

------------------------------------------------------------
                          Address

------------------------------------------------------------
    City/State                                        Zip
Code

                                       PART B

                        STATEMENT OF ADDITIONAL INFORMATION

                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                           PUTNAM CAPITAL MANAGER TRUST
                               SEPARATE ACCOUNT TWO
                          PUTNAM HARTFORD CAPITAL ACCESS


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus.

To obtain a Prospectus, send a written request to Hartford Life and Annuity
Insurance Company Attn:   Individual Annuity Services, P.O. Box 5085, Hartford,
CT  06102-5085.





Date of Prospectus:  June __, 1998


Date of Statement of Additional Information: June __, 1998

                                 TABLE OF CONTENTS


SECTION                                                                   PAGE

DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY . . . . . .      3

SAFEKEEPING OF ASSETS  . . . . . . . . . . . . . . . . . . . . . . . .      3

INDEPENDENT PUBLIC ACCOUNTANTS . . . . . . . . . . . . . . . . . . . .      3

DISTRIBUTION OF CONTRACTS. . . . . . . . . . . . . . . . . . . . . . .      4

CALCULATION OF YIELD AND RETURN. . . . . . . . . . . . . . . . . . . .      4

PERFORMANCE COMPARISONS. . . . . . . . . . . . . . . . . . . . . . . .      8

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .

           DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia, except New York. Effective January 1, 1998, Hartford's name changed to Hartford Life and Annuity Insurance Company. Hartford was originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.


                                   HARTFORD RATINGS

       RATING AGENCY         EFFECTIVE     RATING         BASIS OF RATING
                             DATE OF
                             RATING

 A.M. Best and Company,        9/9/97        A+     Financial soundness and
 Inc.                                               operating performance.

 Standard & Poor's             1/23/98       AA     Claims paying ability
 Duff & Phelps                 1/23/98       AA+    Claims paying ability


                               SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                           INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory-basis financial statements of Hartford Life & Annuity Insurance Company (formerly ITT Hartford Life & Annuity Insurance Company) which states the statutory-basis financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                           DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the securities issued with respect to the Separate Account and will offer the Contracts on a continuous basis.

HSD is a wholly-owned subsidiary of Hartford. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salespersons of HSD, who represent Hartford as insurance and Variable Annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").


Hartford currently pay HSD underwriting commissions for its role as Principal Underwriter of this variable annuity contract. For the past three years, the aggregate dollar amount of underwriting commissions paid to and retained by HSD in its role as Principal Underwriter for this contract has been: 1997:
$164,030,799.99; 1996: $190,246,389.01, and 1995: $83,056,056.68.


                           CALCULATION OF YIELD AND RETURN

YIELD OF THE PUTNAM MONEY MARKET FUND SUB-ACCOUNT. As summarized in the Prospectus under the heading "Performance Related Information," the yield of the Putnam Money Market Fund Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

            Effective Yield = [(Base Period Return + 1) 365/7] - 1

The yield and effective yield for the seven day period ending March 31, 1998 for Putnam Money Market Fund Sub-Account is as follows:


                           ($30 Annual Maintenance Fee)

Yield:              3.50%
Effective Yield:    3.56%


THE PUTNAM MONEY MARKET FUND SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

YIELDS OF THE PUTNAM DIVERSIFIED INCOME, PUTNAM GROWTH AND INCOME, PUTNAM INTERNATIONAL GROWTH AND INCOME, PUTNAM HIGH YIELD, AND PUTNAM U.S. GOVERNMENT AND HIGH QUALITY BOND SUB-ACCOUNTS. As summarized in the Prospectus under the heading "Performance Related Information," yields of these two Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying fund's "net asset value per share" for the same period in addition to the daily expense charge assessed at the sub-account level for the respective period. These Sub-Accounts' yields will vary from time to time depending upon market conditions and the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the Funds.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset based charges assessed under the Contract over the base period. Yield quotations based on a 30 day period ended December 31, 1997 were computed by dividing the dividends and interests earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:

Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)6 - 1]

Where   A = Dividends and interest earned during the period.
        B = Expenses accrued for the period (net of reimbursements).
        C = The average daily number of units outstanding during the period that were entitled to receive dividends.
        D = The maximum offering price per unit on the last day of the period.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

CALCULATION OF TOTAL RETURN. As summarized in the Prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

The following are the standardized average annual total return quotations for the Sub-Accounts for the 1 year, 5 years and since inception periods ended March 31, 1998. (These returns assume a mortality and risk expense charge of 1.50% and an Annual Maintenance Fee of $30.) No information is included for The George Putnam Fund, Putnam Health Sciences, Putnam Investors, and Putnam OTC & Emerging Growth Sub-Account because as of March 31, 1998, the Sub-Accounts had not commenced operations.



                                                                      SINCE
SUB-ACCOUNTS                                    1 YEAR     5 YEARS    INCEPTION
------------                                   -------     -------    ---------
Putnam Asia Pacific Growth                     (14.81)%      N/A        (6.03)%

Putnam Diversified Income                        6.73%       N/A         2.62%

Putnam Global Asset Allocation                  23.52%      10.97%      11.07%

Putnam Global Growth                            24.87%      12.46%      13.06%

Putnam Growth and Income                        28.88%      15.47%      15.60%

Putnam High Yield                               14.48%       7.45%       7.34%

Putnam International Growth                     26.47%       N/A        20.91%

Putnam International Growth and Income          26.09%       N/A        22.13%

Putnam International New Opportunities           7.41%       N/A         4.33%

Putnam New Opportunities                        48.36%       N/A        21.20%

Putnam New Value                                16.89%       N/A        12.42%

Putnam U.S. Government and High Quality Bond     6.60%       2.20%       1.70%

Putnam Utilities Growth and Income Bond         30.90%      10.08%       9.74%

Putnam Vista Fund                               42.41%       N/A        23.26%

Putnam Voyager                                  47.67%      18.09%      18.25%

Putnam Money Market                              0.55%      (0.15)%     (0.73)%

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The following are the non-standardized annualized total return quotations for the Sub-Accounts for the 1 year, 5 year, 10 years and since inception periods ended March 31, 1998. (These returns assume a mortality and risk expense charge of 1.50% and an Annual Maintenance Fee of $30.) No information is included for The George Putnam Fund, Putnam Health Sciences, Putnam Investors, and Putnam OTC & Emerging Growth Sub-Accounts because as of March 31, 1998, the Sub-Accounts had not commenced operations.


                                                                                 SINCE
SUB-ACCOUNTS                                     1 YEAR   5 YEARS   10 YEARS   INCEPTION
------------                                    -------   -------   --------   ---------
Putnam Asia Pacific Growth                       (11.81)%     N/A        N/A       (2.97)%

Putnam Diversified Income                          9.73%      N/A        N/A        5.88%

Putnam Global Asset Allocation                    26.52%    13.68%     11.14%        N/A

Putnam Global Growth                              27.87%    15.02%       N/A       10.45%

Putnam Growth and Income                          31.88%    18.08%     15.03%        N/A

Putnam High Yield                                 17.48%    10.18%      9.99%        N/A

Putnam International Growth                       29.47%      N/A        N/A       25.88%

Putnam International Growth and Income            29.09%      N/A        N/A       27.05%

Putnam International New Opportunities            10.41%      N/A        N/A        9.41%

Putnam New Opportunities                          51.36%      N/A        N/A       23.65%

Putnam New Value                                  19.89%      N/A        N/A       17.22%

Putnam U.S. Government and High Quality Bond       9.60%     5.17%      7.15%        N/A

Putnam Utilities Growth and Income Bond           33.90%    13.02%       N/A       13.34%

Putnam Vista Fund                                 45.41%      N/A        N/A       28.11%

Putnam Voyager                                    50.67%    20.56%     17.52%        N/A

Putnam Money Market                                3.55%     2.90%      3.79%        N/A


                               PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include about 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL
Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO
ITT Hartford Life & Annuity Insurance
Statement of Assets & Liabilities
3/31/1998 UNAUDITED

                                                              Global         Asia Pacific  Growth       Global Asset
                                                 Voyager      Growth         Growth        and Income   Allocation     High Yield
                                                 Fund         Fund           Fund          Fund         Fund           Fund
                                                 Sub-Account  Sub-Account    Sub-Account   Sub-Account  Sub-Account    Sub-Account
                                                 -----------  -------------  -----------   ------------ -------------  -----------
Assets
Investments:
PCM Voyager Fund
Shares    60,674,729
Cost      1,792,779,647
Market Value:                                  2,568,968,022             --           --             --            --           --
PCM Global Growth Fund
Shares    53,942,398
Cost      816,754,291
Market Value:                                            --     972,581,429           --             --            --           --
PCM Asia Pacific Growth Fund
Shares    7,474,051
Cost      77,822,147
Market Value:                                            --              --   66,444,311             --             --          --
PCM Growth and Income Fund
Shares    156,517,635
Cost      3,495,932,161
Market Value:                                            --              --           --  4,327,712,596             --          --
PCM Global Asset Allocation Fund
Shares    27,167,670
Cost      422,210,431
Market Value:                                            --              --           --             --    499,341,783          --
PCM High Yield Fund
Shares    46,417,413
Cost      573,207,021
Market Value:                                            --              --           --             --             -- 602,962,191
PCM U.S. Government and High Quality Fund
Shares    18,885,364
Cost      248,473,574
Market Value:                                            --              --           --             --             --          --
PCM New Opportunities Fund
Shares    59,132,549
Cost      976,793,647
Market Value:                                            --              --           --             --             --          --
PCM Money Market Fund
Shares    178,618,062
Cost      178,618,062
Market Value:                                            --              --           --             --             --          --
PCM Utilities Growth & Income Fund
Shares    23,095,028
Cost      294,986,062
Market Value:                                            --              --           --             --             --          --
PCM Diversified Income Fund
Shares    25,865,377
Cost      271,992,615
Market Value:                                            --              --           --             --             --          --
PCM International Growth Fund
Shares    8,062,690
Cost      91,262,489
Market Value:                                            --              --           --             --             --          --
PCM International Growth and Income Fund
Shares    11,320,573
Cost      128,102,488
Market Value:                                            --              --           --             --             --          --
PCM International New Opportunities Fund
Shares    6,553,275
Cost      68,852,649
Market Value:                                            --              --           --             --             --          --
PCM New Value Fund
Shares    11,668,737
Cost      129,098,261
Market Value:                                            --              --           --             --             --          --
PCM Vista Fund
Shares    9,094,180
Cost      102,031,196
Market Value:                                            --              --           --             --             --          --
Due from ITT Hartford Life and Annuity
  Insurance Company                                 477,034                       39,070      1,348,534         28,690     323,639
Receivable from fund shares sold                                    160,956
                                              ------------------------------------------------------------------------------------
Total Assets....                              2,569,445,056     972,742,385   66,483,381  4,329,061,130    499,370,473 603,285,830
                                              ------------------------------------------------------------------------------------
Liabilities

Due to ITT Hartford Life and Annuity
  Insurance Company                                                 161,693
Payable for fund shares purchased                   473,245                       38,970      1,354,325         29,073     316,505
                                              ------------------------------------------------------------------------------------
Total Liabilities....                               473,245         161,693       38,970      1,354,325         29,073     316,505
                                              ------------------------------------------------------------------------------------

Net Assets (variable annuity contract
  liabilities)...                             2,568,971,811     972,580,692   66,444,411  4,327,706,805    499,341,400 602,969,325
                                              ------------------------------------------------------------------------------------



                                                           U.S. Government                              Utilities
                                                           and High       New            Money          Growth         Diversified
                                                           Quality Bond   Opportunities  Market         and Income     Income
                                                           Fund           Fund           Fund           Fund           Fund
                                                           Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                                           -------------  -------------  -------------  -------------  -----------
Assets
Investments:
PCM Voyager Fund
Shares    60,674,729
Cost      1,792,779,647
Market Value:                                                        --              --             --             --           --
PCM Global Growth Fund
Shares    53,942,398
Cost      816,754,291
Market Value:                                                        --              --             --             --           --
PCM Asia Pacific Growth Fund
Shares    7,474,051
Cost      77,822,147
Market Value:                                                        --              --             --             --           --
PCM Growth and Income Fund
Shares    156,517,635
Cost      3,495,932,161
Market Value:                                                        --              --             --             --           --
PCM Global Asset Allocation Fund
Shares    27,167,670
Cost      422,210,431
Market Value:                                                        --              --             --             --           --
PCM High Yield Fund
Shares    46,417,413
Cost      573,207,021
Market Value:                                                        --              --             --             --           --
PCM U.S. Government and High Quality Fund
Shares    18,885,364
Cost      248,473,574
Market Value:                                               243,621,193              --             --             --           --
PCM New Opportunities Fund
Shares    59,132,549
Cost      976,793,647
Market Value:                                                        --   1,425,094,442             --             --           --
PCM Money Market Fund
Shares    178,618,062
Cost      178,618,062
Market Value:                                                        --              --    178,618,062             --           --
PCM Utilities Growth & Income Fund
Shares    23,095,028
Cost      294,986,062
Market Value:                                                        --              --             --    387,303,615           --
PCM Diversified Income Fund
Shares    25,865,377
Cost      271,992,615
Market Value:                                                        --              --             --             --  281,932,612
PCM International Growth Fund
Shares    8,062,690
Cost      91,262,489
Market Value:                                                        --              --             --             --           --
PCM International Growth and Income Fund
Shares    11,320,573
Cost      128,102,488
Market Value:                                                        --              --             --             --           --
PCM International New Opportunities Fund
Shares    6,553,275
Cost      68,852,649
Market Value:                                                        --              --             --             --           --
PCM New Value Fund
Shares    11,668,737
Cost      129,098,261
Market Value:                                                        --              --             --             --           --
PCM Vista Fund
Shares    9,094,180
Cost      102,031,196
Market Value:                                                        --              --             --             --           --
Due from ITT Hartford Life and Annuity
  Insurance Company                                              43,437         815,794                       199,206      107,880
Receivable from fund shares sold                                                               651,444
                                              ------------------------------------------------------------------------------------
Total Assets....                                            243,664,630   1,425,910,236    179,269,506    387,502,821  282,040,492
                                              ------------------------------------------------------------------------------------

Liabilities

Due to ITT Hartford Life and Annuity
  Insurance Company                                                                            651,050
Payable for fund shares purchased                                43,832         818,587                       203,879      108,127
                                              ------------------------------------------------------------------------------------
Total Liabilities....                                            43,832         818,587        651,050        203,879      108,127
                                              ------------------------------------------------------------------------------------

Net Assets (variable annuity contract
  liabilities)...                                           243,620,798   1,425,091,649    178,618,456    387,298,942  281,932,365
                                              ------------------------------------------------------------------------------------



                                                                            International  International
                                                             International  Growth         New            New
                                                             Growth         and Income     Opportunities  Value        Vista
                                                             Fund           Fund           Fund           Fund         Fund
                                                             Sub-Account    Sub-Account    Sub-Account    Sub-Account  Sub-Account
                                                             -------------  -------------  -------------  -----------  -----------
Assets
Investments:
PCM Voyager Fund
Shares    60,674,729
Cost      1,792,779,647
Market Value:                                                           --             --             --           --           --
PCM Global Growth Fund
Shares    53,942,398
Cost      816,754,291
Market Value:                                                           --             --             --           --           --
PCM Asia Pacific Growth Fund
Shares    7,474,051
Cost      77,822,147
Market Value:                                                           --             --             --           --           --
PCM Growth and Income Fund
Shares    156,517,635
Cost      3,495,932,161
Market Value:                                                           --             --             --           --           --
PCM Global Asset Allocation Fund
Shares    27,167,670
Cost      422,210,431
Market Value:                                                           --             --             --           --           --
PCM High Yield Fund
Shares    46,417,413
Cost      573,207,021
Market Value:                                                           --             --             --           --           --
PCM U.S. Government and High Quality Fund
Shares    18,885,364
Cost      248,473,574
Market Value:                                                           --             --             --           --           --
PCM New Opportunities Fund
Shares    59,132,549
Cost      976,793,647
Market Value:                                                           --             --             --           --           --
PCM Money Market Fund
Shares    178,618,062
Cost      178,618,062
Market Value:                                                           --             --             --           --           --
PCM Utilities Growth & Income Fund
Shares    23,095,028
Cost      294,986,062
Market Value:                                                           --             --             --           --           --
PCM Diversified Income Fund
Shares    25,865,377
Cost      271,992,615
Market Value:                                                           --             --             --           --           --
PCM International Growth Fund
Shares    8,062,690
Cost      91,262,489
Market Value:                                                  107,798,171             --             --           --           --
PCM International Growth and Income Fund
Shares    11,320,573
Cost      128,102,488
Market Value:                                                           --    149,771,184             --           --           --
PCM International New Opportunities Fund
Shares    6,553,275
Cost      68,852,649
Market Value:                                                           --             --     74,445,203           --           --
PCM New Value Fund
Shares    11,668,737
Cost      129,098,261
Market Value:                                                           --             --             --  141,541,782           --
PCM Vista Fund
Shares    9,094,180
Cost      102,031,196
Market Value:                                                           --             --             --           --  126,227,213
Due from ITT Hartford Life and Annuity
  Insurance Company                                                247,244        362,312         96,231                   103,460
Receivable from fund shares sold                                                                               33,224
                                              ------------------------------------------------------------------------------------
Total Assets....                                               108,045,415    150,133,496     74,541,434  141,575,006  126,330,673
                                              ------------------------------------------------------------------------------------
Liabilities

Due to ITT Hartford Life and Annuity
  Insurance Company                                                                                            33,316
Payable for fund shares purchased                                  241,382        361,709         96,395                   103,495
                                              ------------------------------------------------------------------------------------
Total Liabilities....                                              241,382        361,709         96,395       33,316      103,495
                                              ------------------------------------------------------------------------------------

Net Assets (variable annuity contract
  liabilities)...                                              107,804,033    149,771,787     74,445,039  141,541,690  126,227,178
                                              ------------------------------------------------------------------------------------

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO

ITT Hartford Life & Annuity Insurance Company

Statement of Operations

3/31/1998 UNAUDITED

                                                              Global         Asia Pacific Growth        Global Asset
                                                 Voyager      Growth         Growth       and Income    Allocation     High Yield
                                                 Fund         Fund           Fund         Fund          Fund           Fund
                                                 Sub-Account  Sub-Account    Sub-Account  Sub-Account   Sub-Account    Sub-Account
                                                 -----------  -------------  -----------  ------------  -------------  -----------
INVESTMENT INCOME:
Dividends                                          5,723,028     23,916,125    2,790,742    68,860,353     10,393,787   45,592,119
Capital gains income                             139,641,873    119,580,624                449,520,386     44,644,942    7,154,195

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
Net realized gain (loss) on security transactions    (35,360)      (255,589)     (40,187)      (11,489)       (23,511)      22,020
Net unrealized appreciation (depreciation) of
  investments during the period                  184,075,705    (14,130,135)  (1,983,180)  (96,943,297)    (9,369,899) (26,994,683)
                                                 -----------  -------------   ----------   -----------     ----------   ----------
NET GAIN (LOSSES) ON INVESTMENTS                 184,040,345    (14,385,724)  (2,023,367)  (96,954,786)    (9,393,410) (26,972,663)
                                                 -----------  -------------   ----------   -----------     ----------   ----------
EXPENSES:
Mortality and expense undertakings                (8,006,377)    (3,069,590)    (231,186)  (13,760,852)    (1,616,283)  (2,009,034)

                                                 -----------  -------------   ----------   -----------     ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS:                               321,398,869    126,041,435      536,189   407,665,101     44,029,036   23,764,617
                                                 -----------  -------------   ----------   -----------     ----------   ----------


                                                         U.S. Government                              Utilities
                                                         and High       New            Money          Growth         Diversified
                                                         Quality Bond   Opportunities  Market         and Income     Income
                                                         Fund           Fund           Fund           Fund           Fund
                                                         Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                                         -------------  -------------  -------------  -------------  ------------
INVESTMENT INCOME:
Dividends                                                   13,027,436                     2,207,067     10,871,792     11,792,328
Capital gains income                                           339,070     18,663,729                    18,737,853      5,008,700

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on security transactions               (5,351)       585,388                         1,069            519
Net unrealized appreciation (depreciation) of investments
   during the period                                        (9,378,417)   165,619,561                    (7,872,325)   (10,035,114)
                                                          ------------   ------------    -----------    -----------    -----------
NET GAIN (LOSSES) ON INVESTMENTS                            (9,383,768)   166,204,949                    (7,871,256)   (10,034,595)
                                                          ------------   ------------    -----------    -----------    -----------
EXPENSES:
Mortality and expense undertakings                            (830,404)    (4,430,183)      (604,601)    (1,249,058)      (955,211)

                                                          ------------   ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS:                                                3,152,334    180,438,495      1,602,466     20,489,331      5,811,222
                                                          ------------   ------------    -----------    -----------    -----------



                                                                            International  International
                                                             International  Growth         New            New
                                                             Growth         and Income     Opportunities  Value        Vista
                                                             Fund           Fund           Fund           Fund         Fund
                                                             Sub-Account    Sub-Account    Sub-Account    Sub-Account  Sub-Account
                                                             -------------  -------------  -------------  -----------  -----------
INVESTMENT INCOME:
Dividends                                                                                        137,187   1,047,691
Capital gains income                                                              394,220                  2,391,470

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on security transactions                  81,104         269,443        161,197         691         3,245
Net unrealized appreciation (depreciation) of investments
  during the period                                            14,885,231      18,501,682      8,989,411   4,353,341    13,613,270
                                                              -----------     -----------     ----------   ---------    ----------
NET GAIN (LOSSES) ON INVESTMENTS                               14,966,335      18,771,125      9,150,608   4,354,032    13,616,515
                                                              -----------     -----------     ----------   ---------    ----------
EXPENSES:
Mortality and expense undertakings                               (314,207)       (448,941)      (230,183)   (442,867)     (373,374)

                                                              -----------     -----------     ----------   ---------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
OPERATIONS:                                                    14,652,128      18,716,404      9,057,612   7,350,326    13,243,141
                                                              -----------     -----------     ----------   ---------    ----------

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO

ITT Hartford Life & Annuity Insurance Company

Statement of Changes in Net Assets

3/31/1998 UNAUDITED

                                                              Global         Asia Pacific  Growth       Global Asset
                                                 Voyager      Growth         Growth        and Income   Allocation     High Yield
                                                 Fund         Fund           Fund          Fund         Fund           Fund
                                                 Sub-Account  Sub-Account    Sub-Account   Sub-Account  Sub-Account    Sub-Account
                                                 -----------  -------------  -----------   ------------ -------------  -----------
Operations:
Net investment income (loss)                      (2,283,349)    20,846,535    2,559,556     55,099,501     8,777,504   43,583,085
Capital gains income                             139,641,873    119,580,624                 449,520,386    44,644,942    7,154,195
Net realized gain (loss) on security
  transactions                                       (35,360)      (255,589)     (40,187)       (11,489)      (23,511)      22,020
Net unrealized appreciation (depreciation) of
  investments during the period                  184,075,705    (14,130,135)  (1,983,180)   (96,943,297)   (9,369,899) (26,994,683)
                                               -------------    -----------   ----------  -------------   -----------  -----------
Net increase (decrease) in net assets resulting
  from operations                                321,398,869    126,041,435      536,189    407,665,101    44,029,036   23,764,617
                                               -------------    -----------   ----------  -------------   -----------  -----------
Unit transactions:
Purchases                                         53,791,627     10,278,282    1,547,382    117,563,750     7,216,783   21,966,236
Net transfers                                     29,457,647     (5,056,376)  (3,235,334)    61,495,048     1,454,892   11,676,743
Surrenders                                       (21,393,835)    (8,309,328)    (736,727)   (43,805,198)   (4,747,117)  (7,502,617)
Net annuity transactions                             263,935        (10,221)      (1,074)     1,042,957       (36,870)          83
                                               -------------    -----------   ----------  -------------   -----------  -----------
Total increase (decrease) in net assets
  resulting from unit                             62,119,374     (3,097,643)  (2,425,753)   136,296,557     3,887,688   49,905,062
                                               -------------    -----------   ----------  -------------   -----------  -----------

Total increase (decrease) in net assets          383,518,243    122,943,792   (1,889,564)   543,961,658    47,916,724   49,905,062

Net Assets:
Beginning of period                            2,185,453,568    849,636,900   68,333,975  3,783,745,147   451,424,676  553,064,263



                                               -------------    -----------   ----------  -------------   -----------  -----------
End of Period                                  2,568,971,811    972,580,692   66,444,411  4,327,706,805   499,341,400  602,969,325
                                               -------------    -----------   ----------  -------------   -----------  -----------



                                                           U.S. Government                              Utilities
                                                           and High       New            Money          Growth         Diversified
                                                           Quality Bond   Opportunities  Market         and Income     Income
                                                           Fund           Fund           Fund           Fund           Fund
                                                           Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                                           -------------  -------------  -------------  -------------  -----------
Operations:
Net investment income (loss)                                  12,197,032     (4,430,183)     1,602,466      9,622,734   10,837,117
Capital gains income                                             339,070     18,663,729                    18,737,853    5,008,700
Net realized gain (loss) on security transactions                 (5,351)       585,388                         1,069          519
Net unrealized appreciation (depreciation) of investments
  during the period                                           (9,378,417)   165,619,561                    (7,872,325) (10,035,114)
                                                           -------------  -------------   ------------   ------------ ------------
Net increase (decrease) in net assets resulting from
  operations                                                   3,152,334    180,438,495      1,602,466     20,489,331    5,811,222
                                                           -------------  -------------   ------------   ------------ ------------
Unit transactions:
Purchases                                                      7,221,816     27,188,812     17,598,489      9,332,813    8,053,575
Net transfers                                                  4,040,000     15,896,092     (9,102,529)     7,809,294    1,506,521
Surrenders                                                    (3,824,398)   (11,313,079)   (12,524,537)    (4,477,635)  (3,533,994)
Net annuity transactions                                          (8,878)        80,168         (3,820)       (26,160)      10,149
                                                           -------------  -------------   ------------   ------------ ------------
Total increase (decrease) in net assets resulting from
  unit                                                        10,580,874    212,290,488     (2,429,931)    12,638,312    6,036,251
                                                           -------------  -------------   ------------   ------------ ------------

Total increase (decrease) in net assets                       10,580,874    212,290,488     (2,429,931)    33,127,643   11,847,473

Net Assets:
Beginning of period                                          233,039,924  1,212,801,161    181,048,387    354,171,299  270,084,892



                                                           -------------  -------------   ------------   ------------ ------------
End of Period                                                243,620,798  1,425,091,649    178,618,456    387,298,942  281,932,365
                                                           -------------  -------------   ------------   ------------ ------------



                                                                            International  International
                                                             International  Growth         New            New
                                                             Growth         and Income     Opportunities  Value        Vista
                                                             Fund           Fund           Fund           Fund         Fund
                                                             Sub-Account    Sub-Account    Sub-Account    Sub-Account  Sub-Account
                                                             -------------  -------------  -------------  -----------  -----------
Operations:
Net investment income (loss)                                      (314,207)      (448,941)       (92,996)     604,824     (373,374)
Capital gains income                                                              394,220                   2,391,470
Net realized gain (loss) on security transactions                   81,104        269,443        161,197          691        3,245
Net unrealized appreciation (depreciation) of investments
  during the period                                             14,885,231     18,501,682      8,989,411    4,353,341   13,613,270
                                                             -------------   ------------    -----------   ----------  -----------
Net increase (decrease) in net assets resulting from
  operations                                                    14,652,128     18,716,404      9,057,612    7,350,326   13,243,141
                                                             -------------   ------------    -----------   ----------  -----------
Unit transactions:
Purchases                                                        6,089,542      7,535,906      2,766,233    9,697,793    9,474,061
Net transfers                                                    7,841,842      7,845,902       (890,234)   6,525,817    6,393,637
Surrenders                                                        (409,701)    (1,199,932)      (620,883)  (1,052,772)    (888,040)
Net annuity transactions                                             3,930        138,235          6,703       70,092        9,503
                                                             -------------   ------------    -----------   ----------  -----------
Total increase (decrease) in net assets resulting from unit     13,525,613     14,320,111      1,261,819   15,240,930   28,232,302
                                                             -------------   ------------    -----------   ----------  -----------

Total increase (decrease) in net assets                         28,177,741     33,036,515     10,319,431   22,591,256   28,232,302

Net Assets:
Beginning of period                                             79,626,292    116,735,272     64,125,608  118,950,434   97,994,876



                                                             -------------   ------------    -----------   ----------  -----------
End of Period                                                  107,804,033    149,771,787     74,445,039   41,541,690  126,227,178
                                                             -------------   ------------    -----------   ----------  -----------

Report of Independent Public Accountants

To ITT Hartford Life and Annuity Insurance Company Putnam Capital
Manager Trust Separate Account Two and to the Owners of Units of
Interest therein:

We have audited the accompanying statement of assets and liabilities of ITT Hartford Life and Annuity Insurance Company Putnam Capital Manager Trust Separate Account Two (the Account) as of December 31, 1997, and the related statements of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ITT Hartford Life and Annuity Insurance Company Putnam Capital Manager Trust Separate Account Two as of December 31, 1997, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                                 ARTHUR ANDERSEN LLP
Hartford, Connecticut
February 16, 1998

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Assets and Liabilities
-------------------------------------------------------------------------------------------------------
December 31, 1997                     Asia Pacific    Diversified      Global Asset     Global
                                      Growth          Income           Allocation       Growth
                                      Fund            Fund             Fund             Fund
                                      Sub-Account     Sub-Account      Sub-Account      Sub-Account
-------------------------------------------------------------------------------------------------------
Assets
Investments:
 .......................................................................................................
Putnam VT Asia Pacific
Growth Fund
 Shares 7,427,606
 Cost $77,728,628
 .......................................................................................................
  Market Value:                       $68,333,972     $         --     $         --     $         --
 .......................................................................................................
Putnam VT Diversified
Income Fund
 Shares 23,880,205
 Cost $250,110,003
 .......................................................................................................
  Market Value:                                --      270,085,114               --               --
 .......................................................................................................
Putnam VT Global
Asset Allocation Fund
 Shares 24,063,166
 Cost $364,923,735
 .......................................................................................................
  Market Value:                                --               --      451,424,985               --
 .......................................................................................................
Putnam VT Global
Growth Fund
 Shares 46,326,997
 Cost $679,679,857
 .......................................................................................................
  Market Value:                                --               --               --      849,637,130
 .......................................................................................................
Putnam VT Growth and
Income Fund
 Shares 133,607,004
 Cost $2,855,026,616
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT High Yield Fund
 Shares 40,606,314
 Cost $496,308,147
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT International
Growth Fund
 Shares 6,966,423
 Cost $77,975,764
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT International
Growth and Income Fund
 Shares 10,124,438
 Cost $113,567,754
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Due From ITT Hartford Life &
 Annuity Insurance Company                     --               --           73,206               --
 .......................................................................................................
Receivable from fund
 shares sold                            3,089,245          267,880               --        2,417,524
-------------------------------------------------------------------------------------------------------
Total Assets                           71,423,217      270,352,994      451,498,191      852,054,654
-------------------------------------------------------------------------------------------------------
Liabilities
Due to ITT Hartford Life &
 Annuity Insurance Company              3,089,242          268,102               --        2,417,754
 .......................................................................................................
Payable for fund
 shares purchased                              --               --           73,516               --
 .......................................................................................................
Total Liabilities                       3,089,242          268,102           73,516        2,417,754
-------------------------------------------------------------------------------------------------------
Net Assets (variable
 annuity contract
 liabilities)                         $68,333,975     $270,084,892     $451,424,675     $849,636,900
-------------------------------------------------------------------------------------------------------


Statement of Assets and Liabilities (continued)
-------------------------------------------------------------------------------------------------------
December 31, 1997                   Growth            High Yield        International   International
                                    and Income        Fund              Growth          Growth
                                    Fund              Sub-Account       Fund            and Income
                                    Sub-Account                         Sub-Account     Fund
                                                                                        Sub-Account
-------------------------------------------------------------------------------------------------------
Assets
Investments:
 .......................................................................................................
Putnam VT Asia Pacific
Growth Fund
 Shares 7,427,606
 Cost $77,728,628
 .......................................................................................................
  Market Value:                     $          --     $         --      $        --     $         --
 .......................................................................................................
Putnam VT Diversified
Income Fund
 Shares 23,880,205
 Cost $250,110,003
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT Global
Asset Allocation Fund
 Shares 24,063,166
 Cost $364,923,735
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT Global
Growth Fund
 Shares 46,326,997
 Cost $679,679,857
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT Growth and
Income Fund
 Shares 133,607,004
 Cost $2,855,026,616
 .......................................................................................................
  Market Value:                     3,783,750,348               --               --               --
 .......................................................................................................
Putnam VT High Yield Fund
 Shares 40,606,314
 Cost $496,308,147
 .......................................................................................................
  Market Value:                                --      553,058,000               --               --
 .......................................................................................................
Putnam VT International
Growth Fund
 Shares 6,966,423
 Cost $77,975,764
 .......................................................................................................
  Market Value:                                --               --       79,626,215               --
 .......................................................................................................
Putnam VT International
Growth and Income Fund
 Shares 10,124,438
 Cost $113,567,754
 .......................................................................................................
  Market Value:                                --               --               --      116,734,769
 .......................................................................................................
Due From ITT Hartford Life &
 Annuity Insurance Company              1,845,585          864,911               --               --
 .......................................................................................................
Receivable from fund
 shares sold                                   --               --           50,685        2,850,212
-------------------------------------------------------------------------------------------------------
Total Assets                        3,785,595,933      553,922,911       79,676,900      119,584,981
-------------------------------------------------------------------------------------------------------
Liabilities
Due to ITT Hartford Life &
 Annuity Insurance Company                     --               --           50,608        2,849,709
 .......................................................................................................
Payable for fund
 shares purchased                       1,850,786          858,648               --               --
 .......................................................................................................
Total Liabilities                       1,850,786          858,648           50,608        2,849,709
-------------------------------------------------------------------------------------------------------
Net Assets (variable
 annuity contract
 liabilities)                      $3,783,745,147     $553,064,263      $79,626,292     $116,735,272
-------------------------------------------------------------------------------------------------------


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Assets and Liabilities (continued)
-------------------------------------------------------------------------------------------------------
December 31, 1997                     International   Money          New                New
                                      New             Market         Opportunities      Value
                                      Opportunities   Fund           Fund               Fund
                                      Fund            Sub-Account    Sub-Account        Sub-Account
                                      Sub-Account
-------------------------------------------------------------------------------------------------------
Assets
Investments:
 .......................................................................................................
Putnam VT International
New Opportunities Fund
 Shares 6,438,325
 Cost $67,522,570
 .......................................................................................................
  Market Value:                       $64,125,714     $         --   $           --     $         --
 .......................................................................................................
Putnam VT Money
Market Fund
 Shares 181,048,078
 Cost $181,048,078
 .......................................................................................................
  Market Value:                                --      181,048,078               --               --
 .......................................................................................................
Putnam VT New
Opportunities Fund
 Shares 57,126,747
 Cost $930,119,603
 .......................................................................................................
  Market Value:                                --               --    1,212,800,837               --
 .......................................................................................................
Putnam VT New Value Fund
 Shares 10,114,842
 Cost $110,860,360
 .......................................................................................................
  Market Value:                                --               --               --      118,950,540
 .......................................................................................................
Putnam VT U.S. Government
and High Quality Fund
 Shares 17,365,130
 Cost $228,514,012
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT Utilities
Growth & Income Fund
 Shares 20,663,783
 Cost $253,987,357
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT Vista Fund
 Shares 7,954,124
 Cost $87,412,056
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT Voyager Fund
 Shares 55,922,468
 Cost $1,593,337,360
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Due From ITT Hartford Life &
 Annuity Insurance Company                     --       15,480,961               --               --
 .......................................................................................................
Receivable from fund
 shares sold                            1,437,373               --        1,187,843          450,391
-------------------------------------------------------------------------------------------------------
Total Assets                           65,563,087      196,529,039    1,213,988,680      119,400,931
-------------------------------------------------------------------------------------------------------
Liabilities
Due to ITT Hartford Life &
 Annuity Insurance Company              1,437,479               --        1,187,518          450,497
 .......................................................................................................
Payable for fund
 shares purchased                              --       15,480,652               --               --
 .......................................................................................................
Total Liabilities                       1,437,479       15,480,652        1,187,518          450,497
-------------------------------------------------------------------------------------------------------
Net Assets (variable
 annuity contract
 liabilities)                         $64,125,608     $181,048,387   $1,212,801,162     $118,950,434
-------------------------------------------------------------------------------------------------------



Statement of Assets and Liabilities (continued)
-------------------------------------------------------------------------------------------------------
December 31, 1997                    U.S. Government  Utilities         Vista         Voyager
                                     and High         Growth            Fund          Fund
                                     Quality Bond     and Income        Sub-Account   Sub-Account
                                     Fund             Fund
                                     Sub-Account      Sub-Account
-------------------------------------------------------------------------------------------------------
Assets
Investments:
 .......................................................................................................
Putnam VT International
New Opportunities Fund
 Shares 6,438,325
 Cost $67,522,570
 .......................................................................................................
  Market Value:                      $         --     $         --      $        --   $           --
 .......................................................................................................
Putnam VT Money
Market Fund
 Shares 181,048,078
 Cost $181,048,078
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT New
Opportunities Fund
 Shares 57,126,747
 Cost $930,119,603
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT New Value Fund
 Shares 10,114,842
 Cost $110,860,360
 .......................................................................................................
  Market Value:                                --               --               --               --
 .......................................................................................................
Putnam VT U.S. Government
and High Quality Fund
 Shares 17,365,130
 Cost $228,514,012
 .......................................................................................................
  Market Value:                       233,040,047               --               --               --
 .......................................................................................................
Putnam VT Utilities
Growth & Income Fund
 Shares 20,663,783
 Cost $253,987,357
 .......................................................................................................
  Market Value:                                --      354,177,234               --               --
 .......................................................................................................
Putnam VT Vista Fund
 Shares 7,954,124
 Cost $87,412,056
 .......................................................................................................
  Market Value:                                --               --       97,994,803               --
 .......................................................................................................
Putnam VT Voyager Fund
 Shares 55,922,468
 Cost $1,593,337,360
 .......................................................................................................
  Market Value:                                --               --               --    2,185,450,030
 .......................................................................................................
Due From ITT Hartford Life &
 Annuity Insurance Company              1,547,195               --          181,478               --
 .......................................................................................................
Receivable from fund
 shares sold                                   --          160,002               --        3,770,589
-------------------------------------------------------------------------------------------------------
Total Assets                          234,587,242      354,337,236       98,176,281    2,189,220,619
-------------------------------------------------------------------------------------------------------
Liabilities
Due to ITT Hartford Life &
 Annuity Insurance Company                     --          165,937               --        3,767,051
 .......................................................................................................
Payable for fund
 shares purchased                       1,547,318               --          181,404               --
 .......................................................................................................
Total Liabilities                       1,547,318          165,937          181,404        3,767,051
-------------------------------------------------------------------------------------------------------
Net Assets (variable
 annuity contract
 liabilities)                        $233,039,924     $354,171,299      $97,994,877   $2,185,453,568
-------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Assets and Liabilities (continued)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                                   Units              Unit           Contract
                                                                    Owned by           Price          Liability
                                                                    Participants
-----------------------------------------------------------------------------------------------------------------------------
Deferred annuity contracts in the accumulation period:
 Individual Sub-Accounts
 .............................................................................................................................
  Asia Pacific Growth Fund Sub-Account                                7,444,698        $ 9.175966     $    68,312,294
 .............................................................................................................................
  Diversified Income Fund Sub-Account                                21,016,690         12.840701         269,869,032
 .............................................................................................................................
  Global Asset Allocation Fund Sub-Account                           16,683,299         27.026081         450,884,185
 .............................................................................................................................
  Global Growth Fund Sub-Account                                     43,484,814         19.497474         847,844,030
 .............................................................................................................................
  Growth and Income Fund Sub-Account                                 94,356,271         40.036154       3,777,662,185
 .............................................................................................................................
  High Yield Fund Sub-Account                                        21,602,342         25.574900         552,477,745
 .............................................................................................................................
  International Growth Fund Sub-Account                               6,948,348         11.450726          79,563,629
 .............................................................................................................................
  International Growth and Income Fund Sub-Account                    9,877,972         11.776424         116,327,187
 .............................................................................................................................
  International New Opportunities Fund Sub-Account                    6,510,337          9.849814          64,125,608
 .............................................................................................................................
  Money Market Fund Sub-Account                                     122,079,468          1.482672         181,003,809
 .............................................................................................................................
  New Opportunities Fund Sub-Account                                 59,879,474         20.223432       1,210,968,462
 .............................................................................................................................
  New Value Fund Sub-Account                                         10,225,618         11.597024         118,586,732
 .............................................................................................................................
  U.S. Government and High Quality Bond Fund Sub-Account             11,665,758         19.958881         232,835,474
 .............................................................................................................................
  Utilities Growth and Income Fund Sub-Account                       17,569,252         20.143040         353,898,139
 .............................................................................................................................
  Vista Fund Sub-Account                                              8,062,390         12.151064          97,966,626
 .............................................................................................................................
  Voyager Fund Sub-Account                                           48,249,790         45.196582       2,180,725,590
 .............................................................................................................................
Sub-total Individual Sub-Accounts                                                                      10,603,050,727
 .............................................................................................................................
Annuity contracts in the annuity period:
 .............................................................................................................................
 Individual Sub-Accounts:
 .............................................................................................................................
  Asia Pacific Growth Fund Sub-Account                                    2,363        $ 9.175966             $21,681
 .............................................................................................................................
  Diversified Income Fund Sub-Account                                    16,811         12.840701             215,860
 .............................................................................................................................
  Global Asset Allocation Fund Sub-Account                               19,999         27.026081             540,490
 .............................................................................................................................
  Global Growth Fund Sub-Account                                         91,954         19.497474           1,792,870
 .............................................................................................................................
  Growth and Income Fund Sub-Account                                    151,937         40.036154           6,082,962
 .............................................................................................................................
  High Yield Fund Sub-Account                                            22,933         25.574900             586,518
 .............................................................................................................................
  International Growth Fund Sub-Account                                   5,473         11.450726              62,663
 .............................................................................................................................
  International Growth and Income Fund Sub-Account                       34,653         11.776424             408,085
 .............................................................................................................................
  Money Market Fund Sub-Account                                          30,066          1.482672              44,578
 .............................................................................................................................
  New Opportunities Fund Sub-Account                                     90,623         20.223432           1,832,700
 .............................................................................................................................
  New Value Fund Sub-Account                                             31,362         11.597024             363,702
 .............................................................................................................................
  U.S. Government and High Quality Bond Fund Sub-Account                 10,244         19.958881             204,450
 .............................................................................................................................
  Utilities Growth and Income Fund Sub-Account                           13,561         20.143040             273,160
 .............................................................................................................................
  Vista Fund Sub-Account                                                  2,325         12.151064              28,251
 .............................................................................................................................
  Voyager Fund Sub-Account                                              104,609         45.196582           4,727,978
 .............................................................................................................................
Sub-total Individual Sub-Accounts                                                                          17,185,948
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                                           $10,620,236,675
-----------------------------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Operations
----------------------------------------------------------------------------------------------------------------
For the year ended                         Asia Pacific       Diversified       Global Asset      Global
December 31, 1997                          Growth             Income            Allocation        Growth
                                           Fund               Fund              Fund              Fund
                                           Sub-Account        Sub-Account       Sub-Account       Sub-Account
----------------------------------------------------------------------------------------------------------------
Investment Income:
 Dividends                                 $  1,583,349       $12,997,452       $11,993,572       $17,352,213
 ................................................................................................................
Expense:
 Mortality and expense
  undertakings                               (1,123,401)       (3,442,134)       (5,622,340)      (11,348,642)
 ................................................................................................................
 Capital gains income                                --         2,048,961        20,499,937        18,664,210
 ................................................................................................................
Net realized and
 unrealized gain (loss)
 on investments:
 ................................................................................................................
 Net realized gain (loss)
  on security transactions                      381,797             4,201            42,533           (70,313)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                         (13,132,923)        2,897,636        36,929,311        66,628,239
 ................................................................................................................
 Net gain (loss) on investments             (12,751,126)        2,901,837        36,971,844        66,557,926
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations:                         $(12,291,178)      $14,506,116       $63,843,013       $91,225,707
----------------------------------------------------------------------------------------------------------------


Statement of Operations (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                         Growth             High Yield        International     International
December 31, 1997                          and Income         Fund              Growth            Growth
                                           Fund               Sub-Account       Fund              and Income
                                           Sub-Account                          Sub-Account*      Fund
                                                                                                  Sub-Account*
----------------------------------------------------------------------------------------------------------------
Investment Income:
 Dividends                                 $ 55,603,806       $30,314,263       $1,197,977        $3,863,584
 ................................................................................................................
Expense:
 Mortality and expense
  undertakings                              (44,444,177)       (6,636,856)        (550,679)         (848,822)
 ................................................................................................................
 Capital gains income                       135,341,577         3,515,165               --                --
 ................................................................................................................
Net realized and
 unrealized gain (loss)
 on investments:
 ................................................................................................................
 Net realized gain (loss)
  on security transactions                      (14,039)           (4,814)         112,426           254,024
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                         464,399,235        30,275,390        1,650,451         3,167,015
 ................................................................................................................
 Net gain (loss) on investments             464,385,196        30,270,576        1,762,877         3,421,039
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations:                         $610,886,402       $57,463,148       $2,410,175        $6,435,801
----------------------------------------------------------------------------------------------------------------

*From inception, January 2, 1997 to December 31, 1997.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Operations (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                        International     Money             New                 New
December 31, 1997                         New               Market            Opportunities       Value
                                          Opportunities     Fund              Fund                Fund
                                          Fund              Sub-Account       Sub-Account         Sub-Account*
                                          Sub-Account*
----------------------------------------------------------------------------------------------------------------
Investment Income:
 Dividends                                $   184,429       $10,950,891       $         --        $       --
 ................................................................................................................
Expense:
 Mortality and expense
  undertakings                               (613,179)       (3,015,098)       (14,288,485)         (930,950)
 ................................................................................................................
 Capital gains income                              --                --                 --                --
 ................................................................................................................
Net realized and
 unrealized gain (loss)
 on investments:
 ................................................................................................................
 Net realized gain (loss)
  on security transactions                     93,448                --           (674,928)          (53,025)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                        (3,396,856)               --        216,776,192         8,090,180
 ................................................................................................................
 Net gain (loss) on investments            (3,303,408)               --        216,101,264         8,037,155
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations:                        $(3,732,158)      $ 7,935,793       $201,812,779        $7,106,205
----------------------------------------------------------------------------------------------------------------


Statement of Operations (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                        U.S. Government   Utilities          Vista             Voyager
December 31, 1997                         and High          Growth             Fund              Fund
                                          Quality Bond      and Income         Sub-Account*      Sub-Account
                                          Fund              Fund
                                          Sub-Account       Sub-Account
----------------------------------------------------------------------------------------------------------------
Investment Income:
 Dividends                                $13,324,652       $10,305,478        $    7,736        $  3,327,367
 ................................................................................................................
Expense:
 Mortality and expense
  undertakings                             (3,007,439)       (4,156,594)         (725,784)        (25,571,650)
 ................................................................................................................
 Capital gains income                              --        14,052,925                --          71,707,177
 ................................................................................................................
Net realized and
 unrealized gain (loss)
 on investments:
 ................................................................................................................
 Net realized gain (loss)
  on security transactions                     92,811           316,145           (41,487)           (808,610)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                         4,496,793        50,135,725        10,582,747         357,032,488
 ................................................................................................................
 Net gain (loss) on investments             4,589,604        50,451,870        10,541,260         356,223,878
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations:                        $14,906,817       $70,653,679        $9,823,212        $405,686,772
----------------------------------------------------------------------------------------------------------------

*From inception, January 2, 1997 to December 31, 1997.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Changes in Net Assets
----------------------------------------------------------------------------------------------------------------
For the year ended                        Asia Pacific     Diversified       Global Asset      Global
December 31, 1997                         Growth           Income            Allocation        Growth
                                          Fund             Fund              Fund              Fund
                                          Sub-Account      Sub-Account       Sub-Account       Sub-Account

----------------------------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)             $   459,948      $  9,555,318      $  6,371,232      $  6,003,571
 ................................................................................................................
 Capital gains income                              --         2,048,961        20,499,937        18,664,210
 ................................................................................................................
 Net realized gain(loss)
  on security transactions                    381,797             4,201            42,533           (70,313)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                       (13,132,923)        2,897,636        36,929,311        66,628,239
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                         (12,291,178)       14,506,116        63,843,013        91,225,707
 ................................................................................................................
Unit transactions:
 Purchases                                 15,296,904        55,905,675        53,215,802        94,655,178
 ................................................................................................................
 Net transfers                             (8,269,677)       (9,769,014)       23,676,122         8,639,167
 ................................................................................................................
 Surrenders                                (2,530,242)      (12,309,013)      (18,260,579)      (29,632,010)
 ................................................................................................................
 Net annuity transactions                       8,025           146,954           145,121           886,113
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                    4,505,010        33,974,602        58,776,466        74,548,448
 ................................................................................................................
 Total increase (decrease)
  in net assets                            (7,786,168)       48,480,718       122,619,479       165,774,155
 ................................................................................................................
 Net assets:
 Beginning of period                       76,120,143       221,604,174       328,805,196       683,862,745
----------------------------------------------------------------------------------------------------------------
 End of period                            $68,333,975      $270,084,892      $451,424,675      $849,636,900
----------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                       Growth              High Yield         International    International
December 31, 1997                        and Income          Fund               Growth           Growth
                                         Fund                Sub-Account        Fund             and Income
                                         Sub-Account                            Sub-Account*     Fund
                                                                                                 Sub-Account*
----------------------------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)            $   11,159,629      $ 23,677,407       $   647,298      $  3,014,762
 ................................................................................................................
 Capital gains income                       135,341,577         3,515,165                --                --
 ................................................................................................................
 Net realized gain(loss)
  on security transactions                      (14,039)           (4,814)          112,426           254,024
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                         464,399,235        30,275,390         1,650,451         3,167,015
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                           610,886,402        57,463,148         2,410,175         6,435,801
 ................................................................................................................
Unit transactions:
 Purchases                                  653,735,175       119,907,763        42,465,632        60,593,915
 ................................................................................................................
 Net transfers                              243,532,477        11,079,099        35,605,842        50,937,686
 ................................................................................................................
 Surrenders                                (121,451,891)      (22,220,046)         (916,342)       (1,623,364)
 ................................................................................................................
 Net annuity transactions                     3,412,370           452,320            60,985           391,234
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                    779,228,131       109,219,136        77,216,117       110,299,471
 ................................................................................................................
 Total increase (decrease)
  in net assets                           1,390,114,533       166,682,284        79,626,292       116,735,272
 ................................................................................................................
 Net assets:
 Beginning of period                      2,393,630,614       386,381,979                --                --
----------------------------------------------------------------------------------------------------------------
 End of period                           $3,783,745,147      $553,064,263       $79,626,292      $116,735,272
----------------------------------------------------------------------------------------------------------------

*From inception, January 2, 1997 to December 31, 1997.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Changes in Net Assets (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                          International    Money           New                 New
December 31, 1997                           New              Market          Opportunities       Value
                                            Opportunities    Fund            Fund                Fund
                                            Fund             Sub-Account     Sub-Account         Sub-Account*
                                            Sub-Account*
----------------------------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)               $  (428,750)     $  7,935,793    $  (14,288,485)     $   (930,950)
 ................................................................................................................
 Capital gains income                                --                --                --                --
 ................................................................................................................
 Net realized gain(loss)
  on security transactions                       93,448                --          (674,928)          (53,025)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                          (3,396,856)               --       216,776,192         8,090,180
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                            (3,732,158)        7,935,793       201,812,779         7,106,205
 ................................................................................................................
Unit transactions:
 Purchases                                   35,294,318       159,829,719       173,232,758        55,890,696
 ................................................................................................................
 Net transfers                               33,818,005      (163,808,043)       23,002,452        58,041,788
 ................................................................................................................
 Surrenders                                  (1,254,557)      (33,923,982)      (34,774,552)       (2,436,634)
 ................................................................................................................
 Net annuity transactions                            --           (59,424)          525,040           348,379
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                     67,857,766       (37,961,730)      161,985,698       111,844,229
 ................................................................................................................
 Total increase (decrease)
  in net assets                              64,125,608       (30,025,937)      363,798,477       118,950,434
 ................................................................................................................
 Net assets:
 Beginning of period                                 --       211,074,324       849,002,685                --
----------------------------------------------------------------------------------------------------------------
 End of period                              $64,125,608      $181,048,387    $1,212,801,162      $118,950,434
----------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                         U.S. Government   Utilities          Vista          Voyager
December 31, 1997                          and High          Growth             Fund           Fund
                                           Quality Bond      and Income         Sub-Account*   Sub-Account
                                           Fund              Fund
                                           Sub-Account       Sub-Account
----------------------------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)              $ 10,317,213      $  6,148,884       $  (718,048)   $  (22,244,283)
 ................................................................................................................
 Capital gains income                                --        14,052,925                --        71,707,177
 ................................................................................................................
 Net realized gain(loss)
  on security transactions                       92,811           316,145           (41,487)         (808,610)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                           4,496,793        50,135,725        10,582,747       357,032,488
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                            14,906,817        70,653,679         9,823,212       405,686,772
 ................................................................................................................
Unit transactions:
 Purchases                                   30,608,860        30,748,249        48,980,888       288,568,056
 ................................................................................................................
 Net transfers                               (7,633,402)       (8,439,229)       40,279,408        63,585,706
 ................................................................................................................
 Surrenders                                 (12,023,717)      (12,334,942)       (1,114,398)      (65,966,528)
 ................................................................................................................
 Net annuity transactions                        87,519           116,058            25,767         1,321,830
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                     11,039,260        10,090,136        88,171,665       287,509,064
 ................................................................................................................
 Total increase (decrease)
  in net assets                              25,946,077        80,743,815        97,994,877       693,195,836
 ................................................................................................................
 Net assets:
 Beginning of period                        207,093,847       273,427,484                --     1,492,257,732
----------------------------------------------------------------------------------------------------------------
 End of period                             $233,039,924      $354,171,299       $97,994,877    $2,185,453,568
----------------------------------------------------------------------------------------------------------------

*From inception, January 2, 1997 to December 31, 1997.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
Statement of Changes in Net Assets
----------------------------------------------------------------------------------------------------------------
For the year ended                        Asia Pacific     Diversified       Global Asset      Global
December 31, 1996                         Growth           Income            Allocation        Growth
                                          Fund             Fund              Fund              Fund
                                          Sub-Account      Sub-Account       Sub-Account       Sub-Account

----------------------------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)             $  (233,515)     $  6,318,740      $  6,886,175      $  2,049,900
 ................................................................................................................
 Capital gains income                              --                --         6,905,232        13,626,134
 ................................................................................................................
 Net realized gain(loss)
  on security transactions                    503,364           (13,440)           (5,880)           115,502
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                         3,413,284         7,205,260        21,830,738        60,644,344
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                           3,683,133        13,510,560        35,616,265        76,435,880
 ................................................................................................................
Unit transactions:
 Purchases                                 43,835,968        86,101,578        76,481,223       182,210,555
 ................................................................................................................
 Net transfers                             16,464,173         4,387,499        19,773,407        61,807,258
 ................................................................................................................
 Surrenders                                  (976,032)       (6,844,044)       (7,867,916)      (13,688,662)
 ................................................................................................................
 Net annuity transactions                       9,557            45,237            49,595           357,636
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                   59,333,666        83,690,270        88,436,309       230,686,787
 ................................................................................................................
 Total increase (decrease)
  in net assets                            63,016,799        97,200,830       124,052,574       307,122,667
 ................................................................................................................
 Net assets:
 Beginning of period                       13,103,344       124,403,344       204,752,622       376,740,078
----------------------------------------------------------------------------------------------------------------
 End of period                            $76,120,143      $221,604,174      $328,805,196      $683,862,745
----------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (continued)
----------------------------------------------------------------------------------------------------------------
For the year ended                       Growth              High Yield        Money             New
December 31, 1996                        and Income          Fund              Market            Opportunities
                                         Fund                Sub-Account       Fund              Fund
                                         Sub-Account                           Sub-Account       Sub-Account

----------------------------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)            $   36,106,325      $ 13,520,455      $  5,547,548      $ (8,148,912)
 ................................................................................................................
 Capital gains income                        27,273,294                --                --                --
 ................................................................................................................
 Net realized gain(loss)
  on security transactions                       (2,128)            3,557                --          (338,446)
 ................................................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                         265,013,647        18,332,001                --        22,918,086
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                           328,391,138        31,856,013         5,547,548        14,430,728
 ................................................................................................................
Unit transactions:
 Purchases                                  779,047,762       143,881,346       274,781,350       468,698,683
 ................................................................................................................
 Net transfers                              185,288,431         7,295,366      (147,255,813)      118,659,486
 ................................................................................................................
 Surrenders                                 (54,682,231)      (12,925,712)      (13,490,742)      (13,631,981)
 ................................................................................................................
 Net annuity transactions                       850,976            66,417           (48,622)          669,701
 ................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                    910,504,938       138,317,417       113,986,173       574,395,889
 ................................................................................................................
 Total increase (decrease)
  in net assets                           1,238,896,076       170,173,430       119,533,721       588,826,617
 ................................................................................................................
 Net assets:
 Beginning of period                      1,154,734,538       216,208,549        91,540,603       260,176,068
----------------------------------------------------------------------------------------------------------------
 End of period                           $2,393,630,614      $386,381,979      $211,074,324      $849,002,685
----------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (continued)
----------------------------------------------------------------------------------------------
For the year ended                         U.S. Government   Utilities       Voyager
December 31, 1996                          and High          Growth          Fund
                                           Quality Bond      and Income      Sub-Account
                                           Fund              Fund
                                           Sub-Account       Sub-Account
----------------------------------------------------------------------------------------------
Operations:
 Net investment income (loss)              $  8,015,651      $  4,954,386    $    1,737,117
 ..............................................................................................
 Capital gains income                                --                --        34,544,297
 ..............................................................................................
 Net realized gain(loss)
  on security transactions                      (15,593)            3,070          (111,435)
 ..............................................................................................
 Net unrealized appreciation
  (depreciation) of investments
  during the period                          (5,205,099)       27,539,072        66,299,654
 ..............................................................................................
 Net increase (decrease)
  in net assets resulting
  from operations                             2,794,959        32,496,528       102,469,633
 ..............................................................................................
Unit transactions:
 Purchases                                   58,254,930        54,540,316       537,341,531
 ..............................................................................................
 Net transfers                               (9,888,428)       (6,591,159)      122,185,850
 ..............................................................................................
 Surrenders                                  (9,247,533)       (8,471,777)      (31,687,683)
 ..............................................................................................
 Net annuity transactions                       (34,898)           25,329         1,230,624
 ..............................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                     39,084,071        39,502,709       629,070,322
 ..............................................................................................
 Total increase (decrease)
  in net assets                              41,879,030        71,999,237       731,539,955
 ..............................................................................................
 Net assets:
 Beginning of period                        165,214,817       201,428,247       760,717,777
----------------------------------------------------------------------------------------------
 End of period                             $207,093,847      $273,427,484    $1,492,257,732
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO --
ITT HARTFORD LIFE AND ANNUITY INSURANCE

Notes to Financial Statements
December 31, 1997

1. ORGANIZATION:
Putnam Capital Manager Trust Separate Account Two (the Account) is a separate investment account within ITT Hartford Life and Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contractholders of the Company in the various mutual funds (the Funds) as directed by the contractholders.

2. SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

A) Security Transactions -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

B) Security Valuation -- The investment in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1997.

C) Federal Income Taxes -- The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

D) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

3. ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

A) Mortality and Expense Undertakings -- The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives a maximum annual fee of 1.25% of the Account's average daily net assets. The Company also provides administrative services and receives an annual fee of 0.15% of the Account's average daily net assets.

B) Deduction of Annual Maintenance Fees -- Annual maintenance fees are deducted through termination of units of interest from applicable contract owners' accounts, in accordance with the terms of the contracts.

                  HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                                            Three Months Ended
                                                                 March 31,
                                                           --------------------
(IN MILLIONS)                                                1998        1997
--------------------------------------------------------------------------------
                                                                (Unaudited)
REVENUES
  Premiums and other considerations                        $  563       $  310
  Net investment income                                       352          337
  Net realized capital gains                                   --            4
--------------------------------------------------------------------------------
     TOTAL REVENUES                                           915          651
--------------------------------------------------------------------------------

BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses              398          342
  Amortization of deferred policy acquisition costs            94           81
  Dividends to policyholders                                  107           54
  Other insurance expenses                                    188           73
--------------------------------------------------------------------------------
     TOTAL BENEFITS, CLAIMS AND EXPENSES                      787          550
--------------------------------------------------------------------------------

     INCOME BEFORE INCOME TAX EXPENSE                         128          101
  Income tax expense                                           45           38
--------------------------------------------------------------------------------
     NET INCOME                                             $  83        $  63
--------------------------------------------------------------------------------


             SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                 HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONDENSED CONSOLIDATED BALANCE SHEETS


                                                         March 31, December 31,
(IN MILLIONS, EXCEPT FOR SHARE DATA)                       1998        1997
--------------------------------------------------------------------------------
                                                        (Unaudited)
ASSETS
   INVESTMENTS
   Fixed maturities, available for sale, at fair
     value (amortized cost of $14,336 and $13,885)       $ 14,609     $ 14,176
   Equity securities, available for sale, at
     fair value                                               188          180
   Policy loans, at outstanding balance                     3,760        3,756
   Other investments, at cost                                 235           47
--------------------------------------------------------------------------------
     Total investments                                     18,792       18,159
   Cash                                                        52           54
   Premiums and amounts receivable                             23           18
   Accrued investment income                                  353          330
   Reinsurance recoverable                                  6,040        6,325
   Deferred policy acquisition costs                        3,430        3,315
   Deferred income tax                                        454          348
   Other assets                                               207          352
   Separate account assets                                 77,457       69,055
--------------------------------------------------------------------------------
     TOTAL ASSETS                                        $106,808     $ 97,956
--------------------------------------------------------------------------------

LIABILITIES
   Future policy benefits                                $  3,325     $  3,270
   Other policyholder funds                                20,980       21,034
   Other liabilities                                        2,622        2,254
   Separate account liabilities                            77,457       69,055
--------------------------------------------------------------------------------
     TOTAL LIABILITIES                                    104,384       95,613
--------------------------------------------------------------------------------

STOCKHOLDER'S EQUITY
   Common stock - authorized 1,000; issued and
     outstanding, par value $5,690                              6            6
   Capital surplus                                          1,045        1,045
   Accumulated other comprehensive income
         Net unrealized capital gains on securities,
           net of tax                                         177          179
     Total accumulated other comprehensive income             177          179
   Retained earnings                                        1,196        1,113
--------------------------------------------------------------------------------
     TOTAL STOCKHOLDER'S EQUITY                             2,424        2,343
--------------------------------------------------------------------------------
          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY     $106,808    $  97,956
--------------------------------------------------------------------------------

              SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
         CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

THREE MONTHS ENDED MARCH 31, 1998 (unaudited)


                                                                          ACCUMULATED OTHER
                                                                            COMPREHENSIVE
                                                                                INCOME
                                                                        ----------------------
                                                                                  NET
                                                                          UNREALIZED CAPITAL                        TOTAL
                                                   COMMON      CAPITAL    GAINS (LOSSES) ON        RETAINED      STOCKHOLDERS'
(IN MILLIONS) (UNAUDITED)                          STOCK       SURPLUS  SECURITIES, NET OF TAX     EARNINGS        EQUITY
-----------------------------------------         --------    --------  ----------------------     --------      -------------
BALANCE, DECEMBER 31, 1997                         $  6       $  1,045   $         179             $  1,113       $  2,343

COMPREHENSIVE INCOME
Net income                                           --             --              --                   83             83
                                                                                                                   -----------
Other comprehensive income, net  of tax:
  Change in unrealized capital gains

  (losses) on securities (1) (2)                     --             --              (2)                  --             (2)
                                                                                                                   -----------
Total other comprehensive income                                                                                        (2)
                                                                                                                   -----------
  TOTAL COMPREHENSIVE INCOME                                                                                            81
                                                  -------     --------   --------------------      ---------       -----------
BALANCE, MARCH 31, 1998                            $  6       $  1,045    $        177             $  1,196       $  2,424
                                                  -------     --------   --------------------      ---------       -----------
                                                  -------     --------   --------------------      ---------       -----------

THREE MONTHS ENDED MARCH 31, 1997 (unaudited)


                                                                          ACCUMULATED OTHER
                                                                            COMPREHENSIVE
                                                                                INCOME
                                                                        ----------------------
                                                                                  NET
                                                                          UNREALIZED CAPITAL                        TOTAL
                                                   COMMON      CAPITAL    GAINS (LOSSES) ON        RETAINED      STOCKHOLDERS'
(IN MILLIONS) (UNAUDITED)                          STOCK       SURPLUS  SECURITIES, NET OF TAX     EARNINGS        EQUITY
-----------------------------------------         --------    --------  ----------------------     --------      -------------
BALANCE, DECEMBER 31, 1996                         $  6       $  1,045   $          30               $  811       $  1,892
COMPREHENSIVE INCOME
Net income                                           --             --              --                   63             63
                                                                                                                   -----------
Other comprehensive income, net  of tax:
  Change in unrealized capital gains

  (losses) on securities (1) (2)                     --             --             (87)                  --            (87)
                                                                                                                   -----------
Total other comprehensive income                                                                                       (87)
                                                                                                                   -----------
  TOTAL COMPREHENSIVE INCOME                                                                                            24
                                                  -------     --------   --------------------      ---------       -----------
BALANCE, MARCH 31, 1997                            $  6       $  1,045    $        (57)              $  874       $  1,868
                                                  -------     --------   --------------------      ---------       -----------
                                                  -------     --------   --------------------      ---------       -----------

(1) UNREALIZED GAIN (LOSS) ON SECURITIES IS NET OF TAX EXPENSE (BENEFIT) OF $95 AND $(34) FOR MARCH 31, 1998 AND 1997, RESPECTIVELY.
(2) NET OF RECLASSIFICATION ADJUSTMENT FOR GAINS REALIZED IN NET INCOME OF $0 AND $4 FOR MARCH 31, 1998 AND 1997, RESPECTIVELY.

              SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      Three Months Ended
                                                                           March 31,
                                                                   -------------------------
(IN MILLIONS)                                                         1998          1997
--------------------------------------------------------------------------------------------
                                                                         (Unaudited)
OPERATING ACTIVITIES
  Net income                                                       $    83         $    63
ADJUSTMENTS TO NET INCOME:
  Depreciation and amortization                                         (5)              5
  Net realized capital gains                                            --              (4)
  (Increase) decrease in deferred income taxes                        (102)             21
  Increase in deferred policy acquisition costs                       (115)           (128)
  (Increase) decrease in premiums receivable and agents'
   balances                                                             (5)             32
  (Increase) decrease in accrued investment income                     (23)             57
  Decrease in other assets                                             104              25
  Decrease (increase) in reinsurance recoverables                       23            (112)
  Increase in liabilities for future policy benefits                    55             158
  Increase in other liabilities                                         74             227
--------------------------------------------------------------------------------------------
    CASH PROVIDED BY OPERATING ACTIVITIES                               89             344
--------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchases of fixed maturity investments                           (2,014)         (1,525)
  Sales of fixed maturity investments                                1,162             985
  Maturities and principal paydowns of fixed maturity
   investments                                                         459             664
  Net (purchases) sales of other investments                          (118)            111
  Net sales (purchases) of short-term investments                      211            (102)
--------------------------------------------------------------------------------------------
    CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES                  (300)            133
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net receipts from (disbursements for) investment and universal life-type contracts credited to (charged against) policyholder
   accounts                                                            209            (447)
--------------------------------------------------------------------------------------------
    CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                   209            (447)
--------------------------------------------------------------------------------------------
  (Decrease) increase in cash                                           (2)             30
  Cash - beginning of period                                            54              43
--------------------------------------------------------------------------------------------
    CASH - END OF PERIOD                                           $    52         $    73
--------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
NET CASH PAID DURING THE PERIOD FOR:
Income taxes                                                       $    56         $    41


              SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLAR AMOUNTS IN MILLIONS EXCEPT FOR SHARE DATA UNLESS OTHERWISE STATED)
                                     (UNAUDITED)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

(a)  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Hartford Life Insurance Company (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

For a description of accounting policies, see Note 2 of Notes to Consolidated Financial Statements in the Company's 1997 Form 10-K Annual Report.

Certain reclassifications have been made to prior year financial information to conform to the current year classification of transactions and accounts.

(b)  CHANGES IN ACCOUNTING PRINCIPLES

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP provides guidance on accounting for the costs of internal use software and in determining whether the software is for internal use. The SOP defines internal use software as software that is acquired, internally developed, or modified solely to meet internal needs and identifies stages of software development and accounting for the related costs incurred during the stages. This statement is effective for fiscal years beginning after December 15, 1998 and is not expected to have a material impact on the Company's financial condition or results of operations.

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of this statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity. Accordingly, the Company has reported comprehensive income in the Condensed Consolidated Statement of Changes in Stockholder's Equity.

NOTE 2.  INITIAL PUBLIC OFFERING ("IPO")

On February 10, 1997, the Company's indirect parent, Hartford Life, Inc. ("Hartford Life"), filed a registration statement, as amended, with the Securities and Exchange Commission, relating to the IPO of Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25 per share and received proceeds, net of offering expenses, of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's promissory notes outstanding and line of credit. The remaining $160 was contributed by Hartford Life to Hartford Life and Accident Insurance Company, the Company's direct parent, to support growth in its core businesses.

The 26 million shares sold in the IPO represent approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of Hartford Life's Class A and Class B Common Stock. The Hartford owns all of the 114 million outstanding shares of Class B Common Stock of Hartford Life, representing approximately 81.4% of the equity ownership in Hartford Life and approximately 95.6% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of Hartford Life's stockholders.

NOTE 3.  COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

 (DOLLAR AMOUNTS IN MILLIONS EXCEPT FOR PER SHARE DATA UNLESS OTHERWISE STATED)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of the Company as of March 31, 1998, compared with December 31, 1997, and its results of operations for the three months ended March 31, 1998 compared with the equivalent 1997 period.
This discussion should be read in conjunction with the MD&A in the Company's 1997 Form 10-K Annual Report.

Certain statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company and subsidiaries (the "Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described in the forward-looking statements.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

INDEX

Consolidated Results of Operations:        Employee Benefits                  10
 Operating Summary                   8     Guaranteed Investment Contracts    11
Annuity                              9     Accounting Standards               11
Individual Life Insurance            10

CONSOLIDATED RESULTS OF OPERATIONS:  OPERATING SUMMARY

OPERATING SUMMARY                                      FIRST QUARTER ENDED
                                                            MARCH 31,
                                                  ----------------------------
                                                       1998           1997
                                                  ----------------------------
REVENUES                                              $ 915          $ 651
EXPENSES                                                832            588
                                                      ------         ------
  NET INCOME                                          $  83          $  63
                                                      ------         ------
                                                      ------         ------

The Company's insurance business operates in three principal segments: Annuity, Individual Life Insurance, and Employee Benefits as well as a Guaranteed Investments Contracts segment, which is primarily comprised of business written prior to 1995. The Company also maintains a Corporate operation through which it reports items that are not directly allocable to any of its business segments.

The Annuity segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. This segment consists of two areas of operation: Individual Annuity and Group Annuity. The variety of products sold within this segment reflects the diverse nature of the market. These include, in the Individual Annuity area, individual variable annuities, fixed market value adjusted ("MVA") annuities, and mutual funds; and in the Group Annuity area, deferred compensation and retirement plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, and investment management contracts. The Individual Life Insurance segment, which focuses on the high end estate and business planning markets, sells a variety of life insurance products, including variable life and universal life insurance. The Employee Benefits segment consists of two areas of operation: Group Insurance and Specialty Insurance. Through Group Insurance, the Company offers products such as group life insurance, group short- and long-term disability and accidental death and dismemberment. Substantially all of the Group Insurance business directly written by the Company is ceded to its direct parent, Hartford Life and Accident Insurance Company. Specialty Insurance primarily consists of the Company's corporate owned life insurance ("COLI") business. The Guaranteed Investment Contracts segment consists of guaranteed rate contract ("GRC") business that is supported by assets held in either the Company's general account or a guaranteed separate account and includes a closed block of guaranteed rate contracts ("Closed Book GRC"). The Company decided in 1995, after a thorough review of its GRC business, that it would significantly de-emphasize general account GRC, choosing to focus its distribution efforts on other products sold through other divisions. Management expects no material income or loss from the Guaranteed Investment Contracts segment in the future.

Revenues increased $264, or 41%, to $915 for the first quarter of 1998 from $651 for the comparable period in 1997. This was partially due to COLI revenues which increased $161 due to renewal premium on leveraged COLI and increased fees associated with variable COLI sales. Excluding COLI, revenues increased $103, or 22%, over the first quarter of 1997. This increase was driven by the Annuity segment whose revenues increased $101, or 36%, for the first quarter of 1998 as compared to the first quarter of 1997. This increase was due to higher fee income earned on growing annuity account values where the average account value grew $18.9 billion, or 37%, to $70.6 billion at March 31, 1998 from $51.7 billion at March 31, 1997 due to market appreciation and new sales. Also, Individual Life Insurance revenues increased $17, or 15%, for the first quarter of 1998 as compared to the first quarter of 1997 due to increased cost of insurance charges and other fee income on the Company's growing block of variable life business. Partially offsetting the increases discussed above was a $20 decline in revenues related to Closed Book GRC.

Expenses increased $244, or 41%, to $832 for the first quarter of 1998 from $588 for the comparable period in 1997. The increase was partially driven by COLI, whose expenses increased $160 as a result of increased operating expenses associated with significant renewal premium and variable COLI sales for the quarter ended March 31, 1998. Excluding COLI, expenses increased $84, or 20%, over the first quarter of 1997. Annuity expenses grew $81 primarily due to higher amortization of deferred policy acquisition costs and operating expenses. Individual Life Insurance expenses increased $15 primarily due to higher benefits, claims, and claim adjustment expenses, which is consistent with the growth in this blocks of business. Partially offsetting the increases discussed above was a $20 decline in expenses related to Closed Book GRC.

Net income increased $20, or 32%, to $83 for the first quarter of 1998 from $63 for the first quarter of 1997 primarily due to growth in the Annuity and the Individual Life Insurance segments. Annuity earnings increased $20, or 47%, due to increasing account values resulting from significant stock market
appreciation and new sales, particularly in Individual Annuity.   Individual
Life Insurance earnings increased $2, or 18%, as a result of strong sales and growing account values. Guaranteed Investment Contracts had no net income in the first quarter of 1998 or 1997, consistent with management's expectations.

SEGMENT RESULTS

The Company's reporting segments, which reflect the management structure of the Company, consist of Annuity, Individual Life Insurance, Employee Benefits, Guaranteed Investment Contracts and a Corporate Operation.


Below is a summary of net income by segment.


                                                        FIRST QUARTER ENDED
                                                              MARCH 31,
                                                     -------------------------
                                                         1998           1997
                                                     -------------------------
ANNUITY                                                $  63          $  43
INDIVIDUAL LIFE INSURANCE                                 13             11
EMPLOYEE BENEFITS                                          6              6
GUARANTEED INVESTMENT CONTRACTS                           --             --
CORPORATE OPERATION                                        1              3
                                                     ----------     ----------
   NET INCOME                                          $  83          $  63
                                                     ----------     ----------
                                                     ----------     ----------

The sections that follow analyze each segment's results.

ANNUITY

                                                        FIRST QUARTER ENDED
                                                              MARCH 31,
                                                     -------------------------
                                                         1998           1997
                                                     -------------------------
REVENUES                                                $ 381          $ 280
EXPENSES                                                  318            237
                                                        -------        -------
   NET INCOME                                           $  63          $  43
                                                        -------        -------
                                                        -------        -------

Revenues increased $101, or 36%, to $381 as of March 31, 1998 from $280 as of March 31, 1997. Individual Annuity revenues increased $90, or 50%, over the first quarter of 1997 primarily due to higher fee income earned on growth in individual variable annuity account values. Average individual variable annuity account values grew $16.9 billion, or 51%, to $50.2 billion as of March 31, 1998 from $33.3 billion as of March 31, 1997. This growth was the result of significant market appreciation as well as strong sales of $2.4 billion in the first quarter of 1998. Also, Group Annuity revenues increased $11, or 11%, as of March 31, 1998 as compared to March 31, 1997 due to higher net investment income resulting from growth in assets under management. Group Annuity average account values grew $2.0 billion, or 22%, to $11.1 billion as March 31, 1998 from $9.1 billion as of March 31, 1997 due to market appreciation and new deposits.

Expenses increased $81, or 34%, to $318 as of March 31, 1998 from $237 as of March 31, 1997. Benefits, claims and claim adjustment expenses increased $14 primarily due to increased interest credited on Individual Annuity general account values, which increased $1.3 billion, or 43%, to $4.2 billion at March 31, 1998 from $2.9 billion at March 31, 1997. Amortization of DPAC increased $20 as prior and current year sales remained strong. Also, other business expenses increased $37 as a result of the growth in this segment. However, operating expenses as a percentage of average account value declined from 1997 levels.

Annuity net income increased $20, or 47%, to $63 as of March 31, 1998 from $43 as of March 31, 1997 as a result of growing average account values discussed above and operating expense efficiencies.

INDIVIDUAL LIFE INSURANCE

                                                        FIRST QUARTER ENDED
                                                              MARCH 31,
                                                      ------------------------
                                                         1998           1997
                                                      ------------------------
REVENUES                                                $ 128          $ 111
EXPENSES                                                  115            100
                                                        -------        -------
   NET INCOME                                           $  13          $  11
                                                        -------        -------
                                                        -------        -------

Revenues increased $17, or 15%, to $128 as of March 31, 1998 from $111 as of March 31, 1997. This increase was primarily due to higher cost of insurance charges and other fee income earned on the Company's growing block of variable life insurance. Variable life average account values increased $540, or 84%, to $1.2 billion as of March 31, 1998 from $640 as of March 31, 1997 due to market appreciation and strong sales. Variable life product sales constituted 75%, or $24, of total Individual Life Insurance new sales in the first quarter of 1998, an increased of $9, or 60%, compared to the same period in 1997.

Expenses increased $15, or 15%, to $115 as of March 31, 1998 from $100 as of March 31, 1997. This increase was primarily the result of higher benefits, claims, and claim adjustment expenses of $20 due to the growth in this segment as well as increased mortality experience in the first quarter of 1998. Net income increased $2, or 18%, to $13 as of March 31, 1998 from $11 as of March 31, 1997.

EMPLOYEE BENEFITS

                                                        FIRST QUARTER ENDED
                                                              MARCH 31,
                                                      ------------------------
                                                         1998           1997
                                                      ------------------------
REVENUES                                                $ 348          $ 179
EXPENSES                                                  342            173
                                                        -------        -------
   NET INCOME                                           $   6          $   6
                                                        -------        -------
                                                        -------        -------

Revenues increased $169, or 94%, to $348 as of March 31, 1998 from $179 as of March 31, 1997. This was primarily due to COLI whose revenues increased $161, or 90%, for the first quarter of 1998 as compared to the first quarter of 1997. This increase was due to $80 of renewal premium on leveraged COLI as well as increase in fee income of $78 related to new sales of variable COLI.

Expenses increased $169, or 98%, to $342 as of March 31, 1998 from $173 as of March 31, 1997. COLI expenses increased $160 primarily due to higher expenses associated with the first quarter 1998 increased variable COLI sales and leveraged COLI renewal premium. Net income was consistent with the prior year results.



GUARANTEED INVESTMENT CONTRACTS

                                                        FIRST QUARTER ENDED
                                                              MARCH 31,
                                                      ------------------------
                                                         1998           1997
                                                      ------------------------
REVENUES                                               $  52          $  72
EXPENSES                                                  52             72
                                                       -------        -------
   NET INCOME                                          $  --          $  --
                                                       -------        -------
                                                       -------        -------

This segment reported no net income for the first quarter of 1998 and 1997 consistent with management's expectations that net income (loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC. However, no assurance can be given that, under certain unanticipated economic circumstances which result in the Company's assumptions being proven inaccurate, further losses in respect of Closed Book GRC will not occur in the future.

ACCOUNTING STANDARDS

For a discussion of accounting standards, see Note 1 of Notes to Condensed Consolidated Financial Statements


                              PART II. OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS


The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits - See Exhibits Index

(b) Reports on Form 8-K - None

--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of ITT Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1997 and 1996, and the related statutory statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1.

In our opinion, because the differences in accounting practices as described in
Note 1 are material, the statutory financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of three years in the period ended December 31, 1997.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with statutory accounting practices as described in Note 1.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 27, 1998

--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                         STATUTORY STATEMENTS OF INCOME

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       1997        1996        1995
                                                    ----------  ----------  ----------
                                                                  ($000)
Revenues
  Premiums and annuity considerations.............  $  296,645  $  250,244  $  165,792
  Annuity and other fund deposits.................   1,981,246   1,897,347   1,087,661
  Net investment income...........................     102,285      98,441      78,787
  Commissions and expense allowances on
   reinsurance ceded..............................     396,921     370,637     183,380
  Reserve adjustment on reinsurance ceded.........   3,672,076   3,864,395   1,879,785
  Other revenues..................................     288,632     161,906     140,796
                                                    ----------  ----------  ----------
    Total Revenues................................   6,737,805   6,642,970   3,536,201
                                                    ----------  ----------  ----------
Benefits and Expenses
  Death and annuity benefits......................      66,013      60,111      53,029
  Surrenders and other benefit payments...........     461,733     276,720     221,392
  Commissions and other expenses..................     564,240     491,720     236,202
  Increase in aggregate reserves for future
   benefits.......................................      33,213      27,351      94,253
  Increase in liability for premium and other
   deposit funds..................................     640,006     207,156     460,124
  Net transfers to Separate Accounts..............   4,914,980   5,492,964   2,414,669
                                                    ----------  ----------  ----------
    Total Benefits and Expenses...................   6,680,185   6,556,022   3,479,669
                                                    ----------  ----------  ----------
Net Gain from Operations Before Federal Income
 Taxes............................................      57,620      86,948      56,532
  Federal income tax (benefit) expense............     (14,878)     19,360      14,048
                                                    ----------  ----------  ----------
Net Gain from Operations..........................      72,498      67,588      42,484
  Net realized capital gains, after tax...........       1,544         407         374
                                                    ----------  ----------  ----------
Net Income........................................  $   74,042  $   67,995  $   42,858
                                                    ----------  ----------  ----------
                                                    ----------  ----------  ----------

    The accompanying notes are an integral part of these statutory financial statements.

--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATUTORY BALANCE SHEETS

                                                       AS OF DECEMBER 31,
                                                    ------------------------
                                                       1997         1996
                                                    -----------  -----------
                                                             ($000)
Assets
  Bonds...........................................  $ 1,501,311  $ 1,268,480
  Common stocks...................................       64,408       44,996
  Mortgage loans..................................       85,103            0
  Policy loans....................................       36,533       28,853
  Cash and short-term investments.................      309,432      176,830
  Other invested assets...........................       20,942        2,858
                                                    -----------  -----------
    Total cash and invested assets................    2,017,729    1,522,017
                                                    -----------  -----------
  Investment income due and accrued...............       15,878       14,555
  Premium balances receivable.....................          389          373
  Receivables from affiliates.....................        1,269          257
  Other assets....................................       22,788       19,099
  Separate Account assets.........................   23,208,728   14,619,324
                                                    -----------  -----------
    Total Assets..................................  $25,266,781  $16,175,625
                                                    -----------  -----------
                                                    -----------  -----------
Liabilities
  Aggregate reserves for future benefits..........  $   605,183  $   571,970
  Policy and contract claims......................        5,672        6,806
  Liability for premium and other deposit funds...    1,795,149    1,155,143
  Asset valuation reserve.........................       13,670        7,442
  Payable to affiliates...........................       20,972       10,022
  Other liabilities...............................     (754,393)    (498,195)
  Separate Account liabilities....................   23,208,728   14,619,324
                                                    -----------  -----------
    Total liabilities.............................   24,894,981   15,872,512
                                                    -----------  -----------
Capital and Surplus
  Common stock....................................        2,500        2,500
  Gross paid-in and contributed surplus...........      226,043      226,043
  Unassigned funds................................      143,257       74,570
                                                    -----------  -----------
    Total capital and surplus.....................      371,800      303,113
                                                    -----------  -----------
  Total liabilities, capital and surplus..........  $25,266,781  $16,175,625
                                                    -----------  -----------
                                                    -----------  -----------

    The accompanying notes are an integral part of these statutory financial statements.

--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
             STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1997        1996        1995
                                                    ---------   ---------   ---------
                                                                 ($000)

Capital and surplus -- beginning of year            $ 303,113   $ 238,334   $  91,285
                                                    ---------   ---------   ---------
  Net income......................................     74,042      67,995      42,858
  Change in net unrealized capital gains (losses)
   on common stocks and other invested assets.....      2,186      (5,171)      1,709
  Change in asset valuation reserve...............     (6,228)        568      (5,588)
  Change in non-admitted assets...................     (1,313)      1,387      (1,944)
  Aggregate write-ins for surplus (See Note 3)....          0           0       8,080
  Dividends to shareholder........................          0           0     (10,000)
  Paid-in surplus.................................          0           0     111,934
                                                    ---------   ---------   ---------
  Change in capital and surplus...................     68,687      64,779     147,049
                                                    ---------   ---------   ---------
  Capital and surplus -- end of year..............  $ 371,800   $ 303,113   $ 238,334
                                                    ---------   ---------   ---------
                                                    ---------   ---------   ---------

    The accompanying notes are an integral part of these statutory financial statements.

--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                       STATUTORY STATEMENTS OF CASH FLOWS

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                       1997          1996          1995
                                                    -----------   -----------   -----------
                                                                    ($000)
Operations
  Premiums, annuity considerations and fund
   deposits.......................................  $ 2,277,874   $ 2,147,627   $ 1,253,511
  Investment income...............................      101,991       106,178        78,328
  Other income....................................    4,381,718     4,396,892     2,253,466
                                                    -----------   -----------   -----------
    Total income..................................    6,761,583     6,650,697     3,585,305
                                                    -----------   -----------   -----------
  Benefits Paid...................................      529,733       338,998       277,965
  Federal income taxes (received) paid on
   operations.....................................      (14,499)       28,857       208,423
  Other expenses..................................    5,754,725     6,254,139     2,664,385
                                                    -----------   -----------   -----------
  Total benefits and expenses.....................    6,269,959     6,621,994     3,150,773
                                                    -----------   -----------   -----------
  Net cash from operations........................      491,624        28,703       434,532
                                                    -----------   -----------   -----------
Proceeds from Investments
  Bonds...........................................      614,413       871,019       287,941
  Common stocks...................................       11,481        72,100            52
  Other...........................................          152            10            28
                                                    -----------   -----------   -----------
    Net investment proceeds.......................      626,046       943,129       288,021
                                                    -----------   -----------   -----------
Taxes Paid on Capital Gains.......................            0           936           226
Paid-In Surplus...................................            0             0       111,934
  Other Cash Provided.............................            0        41,998        28,199
                                                    -----------   -----------   -----------
    Total Proceeds................................    1,117,670     1,012,894       862,460
                                                    -----------   -----------   -----------
Cost of Investments Acquired
  Bonds...........................................      848,267       914,523       720,521
  Common stocks...................................       28,302        82,495        35,794
  Mortgage loans..................................       85,103             0             0
  Miscellaneous applications......................       18,548           130         2,146
                                                    -----------   -----------   -----------
    Total Investments Acquired....................      980,220       997,148       758,461
                                                    -----------   -----------   -----------
Other Cash Applied
  Dividends paid to stockholders..................            0             0        10,000
  Other...........................................        4,848        12,220         5,007
                                                    -----------   -----------   -----------
    Total other cash applied......................        4,848        12,220        15,007
                                                    -----------   -----------   -----------
      Total applications..........................      985,068     1,009,368       773,468
                                                    -----------   -----------   -----------
Net Change in Cash and Short-Term Investments.....      132,602         3,526        88,992
  Cash and Short-Term Investments, Beginning of
   Year...........................................      176,830       173,304        84,312
                                                    -----------   -----------   -----------
  Cash and Short-Term Investments, End of Year....  $   309,432   $   176,830   $   173,304
                                                    -----------   -----------   -----------
                                                    -----------   -----------   -----------

    The accompanying notes are an integral part of these statutory financial statements.

--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                    NOTES TO STATUTORY FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    ITT Hartford Life and Annuity Insurance Company ("ILA" or "the Company"), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"), which is majority owned by The Hartford Financial Services Group, Inc. ("The Hartford"), formerly a wholly owned subsidiary of ITT Corporation ("ITT"). On February 10, 1997, HLI filed a registration statement, as amended, with the Securities and Exchange Commission relating to the initial public offering of HLI Class A Common Stock (the "Offering"). Pursuant to the Offering on May 22, 1997, HLI sold to the public 26 million shares, representing 18.6% of the equity ownership of HLI. On December 19, 1995, ITT Corporation distributed all the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. During 1996, ILA re-domesticated from the State of Wisconsin to the State of Connecticut.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the State of Connecticut Department of Insurance.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The most significant estimates are for determining the liability for aggregate reserves for future benefits and the liability for premium and other deposit funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

(1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

(4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

(5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agents' balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

(6) establishing accruals for post-retirement and post-employment health care benefits on an option basis, using a twenty year phase-in approach, whereas GAAP liabilities are recorded upon adoption of the applicable standard;

--------------------------------------------------------------------------------

(7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

(8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

(9) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Net unrealized capital gains (losses) on securities net of tax". For statutory reporting purposes, Change in Net Unrealized Capital Gains (Losses) on Common Stocks and Other Invested Assets includes the change in unrealized gains (losses) on common stock reported at fair value; and

(10) separate account liabilities are valued on the Commissioner's Annuity Reserve Valuation Method ("CARVM"), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of and for the years ended December 31, 1997, 1996 and 1995, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                                    1997          1996         1995
                                ------------   ----------   ----------
GAAP Net Income...............  $     58,050   $   41,202   $   38,821
Amortization and
 deferral of policy
 acquisition costs............      (345,658)    (341,572)    (174,341)
Change in unearned revenue
 reserve......................         4,641       55,504       32,300
Deferred taxes................        47,113        2,090        2,801
Separate accounts.............       282,818      306,978      146,635
Other, net....................        27,078        3,793       (3,358)
                                ------------   ----------   ----------
Statutory Net Income..........  $     74,042   $   67,995   $   42,858
                                ------------   ----------   ----------
                                ------------   ----------   ----------

                                    1997          1996         1995
                                ------------   ----------   ----------
GAAP Capital and
 Surplus......................  $    570,469   $  503,887   $  455,541
Deferred policy acquisition
 costs........................    (1,283,771)    (938,114)    (596,542)
Unearned revenue reserve......       134,789      130,148       74,644
Deferred taxes................        64,522       12,823        1,493
Separate accounts.............       923,040      640,101      333,123
Asset valuation reserve.......       (13,670)      (7,442)      (8,010)
Unrealized gains (losses) on
 bonds........................        13,943        5,112       (1,696)
Adjustment relating to Lyndon
 contribution (see Note 3)....       (41,277)     (41,277)     (41,277)
Other, net....................         3,755       (2,125)      21,058
                                ------------   ----------   ----------
Statutory Capital and
 Surplus......................  $    371,800   $  303,113   $  238,334
                                ------------   ----------   ----------
                                ------------   ----------   ----------

AGGREGATE RESERVES FOR FUTURE BENEFITS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from 2.5% to 8.75% and using CARVM. Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Statements of Income.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO") are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at fair value with the current year change in the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

    The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The reserve increased by $6,228 in 1997, decreased by $568 in 1996 and increased by $5,588 in 1995. Additionally, the Interest Maintenance Reserve

--------------------------------------------------------------------------------

("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes not included in IMR are reported in the Statutory Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital losses reclassified from the IMR was $719 in 1997 and the amount of net capital gains reclassified was $1,413 and $39 in 1996 and 1995, respectively. The amount of income amortized was $85, $392 and $256 in 1997, 1996 and 1995, respectively.

OTHER LIABILITIES
    The amount reflected in other liabilities includes a receivable from the separate accounts of $923 million and $640 million as of December 31, 1997 and 1996, respectively. The balances are classified in accordance with NAIC accounting practices.

MORTGAGE LOANS
    Mortgage loans, carried at cost, which approximates fair value, include investments in assets backed by mortgage loan pools.

 2. INVESTMENTS:

(A) COMPONENTS OF NET INVESTMENT INCOME

                                  1997     1996      1995
                                --------  -------  --------
Interest income from bonds and
 short-term investments.......  $100,475  $89,940  $ 76,100
Interest income from policy
 loans........................     1,958    1,846     1,504
Interest and dividends from
 other investments............     1,005    7,864     2,288
                                --------  -------  --------
Gross investment income.......   103,438   99,650    79,892
Less: investment expenses.....     1,153    1,209     1,105
                                --------  -------  --------
Net investment income.........  $102,285  $98,441  $ 78,787
                                --------  -------  --------
                                --------  -------  --------

(B) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON COMMON STOCKS

                                        1997     1996      1995
                                      --------  -------  --------
Gross unrealized capital gains at
 end of year........................  $    537  $   713  $  1,724
Gross unrealized capital losses at
 end of year........................    (1,820)  (4,160)        0
                                      --------  -------  --------
Net unrealized capital (losses)
 gains..............................    (1,283)  (3,447)    1,724
Balance at beginning of year........    (3,447)   1,724        15
                                      --------  -------  --------
Change in net unrealized capital
 gains (losses) on common stocks....  $  2,164  $(5,171) $  1,709
                                      --------  -------  --------
                                      --------  -------  --------

(C) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                                       1997      1996       1995
                                      -------  --------   --------
Gross unrealized capital gains at
 end of year........................  $23,357  $ 11,821   $ 22,251
Gross unrealized capital losses at
 end of year........................   (1,906)   (3,842)    (1,374)
                                      -------  --------   --------
Net unrealized capital gains........   21,451     7,979     20,877
Balance at beginning of year........    7,979    20,877     33,732
                                      -------  --------   --------
Change in net unrealized capital
 gains (losses) on bonds and
 short-term investments.............  $13,472  $(12,898)  $ 54,609
                                      -------  --------   --------
                                      -------  --------   --------

(D) COMPONENTS OF NET REALIZED CAPITAL GAINS

                                            1997      1996     1995
                                           -------   -------  ------
Bonds and short-term investments.........  $  (120)  $ 2,756  $   56
Common stocks............................        0         0      52
Real estate and other....................      114         0       0
                                           -------   -------  ------
Realized capital (losses) gains..........       (6)    2,756     208
Capital gains (benefit) tax..............     (831)      936    (205)
                                           -------   -------  ------
Net realized capital gains, after tax....      825     1,820     413
Less: IMR capital (losses) gains.........     (719)    1,413      39
                                           -------   -------  ------
Net realized capital gains...............  $ 1,544   $   407  $  374
                                           -------   -------  ------
                                           -------   -------  ------

(E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1997 and 1996.

(F) CONCENTRATION OF CREDIT RISK

    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

--------------------------------------------------------------------------------

(G) BONDS, SHORT-TERM INVESTMENTS AND COMMON STOCKS

                                                               GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
U.S. government and government agencies and
 authorities:
  Guaranteed and sponsored...................  $    11,114     $    55      $   (51)   $    11,118
  Guaranteed and sponsored -- asset-backed...       55,506       1,056         (269)        56,293
States, municipalities and political
 subdivisions................................       26,404         329            0         26,733
International governments....................        7,609         500            0          8,109
Public utilities.............................       73,024         754         (132)        73,646
All other corporate..........................      517,715      14,110         (704)       531,121
All other corporate -- asset-backed..........      630,069       5,005         (739)       634,335
Short-term investments.......................      277,330          33           (8)       277,355
Certificates of deposit......................       93,770       1,515           (3)        95,282
Parents, subsidiaries and affiliates.........       86,100           0            0         86,100
                                               -----------   ----------   ----------   -----------
Total bonds and short-term investments.......  $ 1,778,641     $23,357      $(1,906)   $ 1,800,092
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
Common stock -- unaffiliated.................  $    30,307     $   537      $     0    $    30,844
Common stock -- affiliated...................       35,384           0       (1,820)        33,564
                                               -----------   ----------   ----------   -----------
Total common stocks..........................  $    65,691     $   537      $(1,820)   $    64,408
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

                                                               GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
U.S. government and government agencies and
 authorities:
  Guaranteed and sponsored...................  $    58,761     $     6      $  (195)   $    58,572
  Guaranteed and sponsored -- asset-backed...       78,237       1,477         (609)        79,105
States, municipalities and political
 subdivisions................................       25,958         163           (2)        26,119
International governments....................        7,447         205            0          7,652
Public utilities.............................       70,116         396         (424)        70,088
All other corporate..........................      410,530       6,357       (1,355)       415,532
All other corporate -- asset-backed..........      485,953       2,654       (1,081)       487,526
Short-term investments.......................      148,094           0          (66)       148,028
Certificates of deposit......................       83,378         563         (110)        83,831
Parents, subsidiaries and affiliates.........       48,100           0            0         48,100
                                               -----------   ----------   ----------   -----------
Total bonds and short-term investments.......  $ 1,416,574     $11,821      $(3,842)   $ 1,424,553
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED      FAIR
1997                                              COST         GAINS        LOSSES        VALUE
---------------------------------------------  -----------   ----------   ----------   -----------
Common stock -- unaffiliated.................  $    13,064     $   713      $     0    $    13,777
Common stock -- affiliated...................       35,379           0       (4,160)        31,219
                                               -----------   ----------   ----------   -----------
Total common stocks..........................  $    48,443     $   713      $(4,160)   $    44,996
                                               -----------   ----------   ----------   -----------
                                               -----------   ----------   ----------   -----------

    The amortized cost and estimated fair value of bonds and short-term investments at December 31, 1997 by management's anticipated maturity are shown below. Asset-backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal

--------------------------------------------------------------------------------

over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                               AMORTIZED    ESTIMATED
MATURITY                                          COST     FAIR VALUE
---------------------------------------------  ----------  -----------
Due in one year or less......................  $  424,518  $   696,203
Due after one year through five years........     586,980      708,365
Due after five years through ten years.......     451,963      295,896
Due after ten years..........................     315,180       99,628
                                               ----------  -----------
  Total......................................  $1,778,641  $ 1,800,092
                                               ----------  -----------
                                               ----------  -----------

    Proceeds from sales of investments in bonds and short-term investments during 1997, 1996 and 1995 were $367,626, $668,078 and $313,961, respectively, resulting in gross realized gains of $964, $3,675 and $1,419, respectively, and gross realized losses of $1,084, $919 and $1,263, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

    BALANCE SHEET ITEMS (IN MILLIONS):

                                                      1997                 1996
                                               ------------------   ------------------
                                               CARRYING    FAIR     CARRYING    FAIR
                                                AMOUNT     VALUE     AMOUNT     VALUE
                                               --------   -------   --------   -------
ASSETS
  Bonds and short-term investments...........   $1,778    $ 1,800    $1,417    $ 1,425
  Common stocks..............................       64         64        45         45
  Policy loans...............................       37         37        29         29
  Mortgage loans.............................       85         85         0          0
  Other invested assets......................       21         21         3          3
LIABILITIES
  Liabilities on investment contracts........   $1,911    $ 1,835    $1,245    $ 1,191

    The carrying amounts for policy loans approximates fair value. The fair value of liabilities on investment contracts are determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.

 3. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within The Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends. The Company has also invested in bonds of its subsidiaries, Hartford Financial Services Corporation and HL Investment Advisors, Inc., and common stock of its subsidiary, ITT Hartford Life, LTD.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in bonds and short-term investments, common stocks and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 million were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.

 4. FEDERAL INCOME TAXES:

    The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate Federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of HLI, the Company will be included for Federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a single consolidated Federal income tax return. The Company will continue to remit (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. Federal income taxes (received) paid by the Company were $(14,499), $29,792 and $215,921 in 1997, 1996 and 1995, respectively. The effective tax rate was (26)%, 22% and 25% in 1997, 1996 and 1995, respectively. The following schedule provides a reconciliation of the tax provision at the U.S. Federal Statutory rate to Federal income tax (benefit) expense (in millions).

                                               1997    1996    1995
                                               -----   -----   -----
Tax provision at U.S. Federal statutory
 rate........................................  $  20   $  30   $  20
Tax deferred acquisition costs...............     25      27       8
Statutory to tax reserve differences.........      1       0       3
Unrealized gain on separate accounts.........    (44)    (21)    (13)
Investments and other........................    (17)    (17)     (4)
                                               -----   -----   -----
Federal income tax (benefit) expense.........  $ (15)  $  19   $  14
                                               -----   -----   -----
                                               -----   -----   -----

 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid, without prior approval, by State of Connecticut insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1997 or 1996. ILA paid dividends of $10 million to its parent, HLIC, in 1995. As a result of the Distribution by ITT, the assets of ITT Lyndon Insurance Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which

--------------------------------------------------------------------------------

exceeded liabilities at the contribution date ($112 million) was included in paid-in surplus.

 6. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    The Company's employees are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $265, $358, and $1,034 in 1997, 1996 and 1995, respectively. Liabilities for the plan are held by The Hartford.

    The Company also participates in The Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of The Hartford. The cost to ILA was not material in 1997, 1996 and 1995.

    The Company's employees are included in The Hartford's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by The Hartford for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial. The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 8.5% for 1997, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1997, 1996 and 1995.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long-term disability. Post-employment benefit expense was not material in 1997, 1996 and 1995.

 7. REINSURANCE:

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                      1997      1996      1995
                                    --------  --------  --------
Direct premiums...................  $266,427  $226,612  $159,918
Premiums assumed..................    51,630    33,817    13,299
Premiums ceded....................   (21,412)  (10,185)   (7,425)
                                    --------  --------  --------
Premiums and annuity
 considerations...................  $296,645  $250,244  $165,792
                                    --------  --------  --------
                                    --------  --------  --------

    The Company cedes to RGA Reinsurance Company, on a modified coinsurance basis, 80% of the variable annuity business written since 1994.

 8. SEPARATE ACCOUNTS:

    The Company maintains separate account assets and liabilities totaling $23.2 billion and $14.6 billion at December 31, 1997 and 1996, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with CARVM, which approximates the market value less applicable surrender charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $252 million, $144 million and $72 million in 1997, 1996 and 1995, respectively, and are recorded as a component of other revenues on the Statutory Statements of Income.

 9. COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1997 and 1996, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the normal course of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. ILA paid guaranty fund assessments of $1,544, $1,262 and $1,684 in 1997, 1996 and 1995,
respectively. ILA incurred guaranteed fund expense of $548 in 1997 and 1996 and $0 in 1995.

                                 PART C

                          OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

     (a) All financial statements are included in Part A and Part B of the Registration Statement.

     (b)  (1)   Resolution of the Board of Directors of Hartford Life and
                Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

          (2)   Not applicable.

          (3)    (a) Principal Underwriter Agreement.(2)

          (3)    (b) Form of Dealer Agreement.(2)

          (4)   Form of Individual Flexible Premium Variable Annuity
                Contract.(1)

          (5)   Form of Application.(1)

          (6)   (a) Certificate of Incorporation of Hartford. (3)

          (6)   (b) Bylaws of Hartford.(2)

          (7)   Not applicable.

          (8)   Not applicable.

          (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

          (10)  Consent of Arthur Andersen LLP, Independent Public
                Accountants.

          (11)  No financial statements are omitted.

          (12)  Not applicable.


-------------------------------

       (1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73572, dated May 1, 1995.


       (2) Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-73572, dated
                May 1, 1996.


       (3) Incorporated by reference to the Initial Filing, to the Registration Statement File No. 333-45303, dated January 1, 1998.

          (13)  Not applicable.

          (14)  Not applicable.

          (15)  Copy of Power of Attorney.

          (16)  Organizational Chart.


Item 25.  Directors and Officers of the Depositor

--------------------------------------------------------------------------------
NAME, AGE                          POSITION WITH HARTFORD
--------------------------------------------------------------------------------
Wendell J. Bossen                  Vice President

Gregory A. Boyko                   Senior Vice President, Chief Financial
                                   Officer, and Treasurer, Director*

Peter W. Cummins                   Senior Vice President

Ann M. de Raismes                  Senior Vice President

James R. Dooley                    Vice President

Timothy M. Fitch                   Vice President

David T. Foy                       Vice President

J. Richard Garrett                 Vice President and Assistant Treasurer

Donald J. Gillette                 Vice President

John P. Ginnetti                   Executive Vice President

William A. Godfrey, III            Senior Vice President

Lynda Godkin                       Senior Vice President, General
                                   Counsel, and Corporate Secretary,
                                   Director*

Lois W. Grady                      Senior Vice President

Christopher Graham                 Vice President

Mark E. Hunt                       Vice President

Stephen T. Joyce                   Vice President

Michael D. Keeler                  Vice President

Robert A. Kerzner                  Senior Vice President

David N. Levenson                  Vice President

William B. Malchodi, Jr.           Vice President

Thomas M. Marra                    Executive Vice President and Director,
                                   Individual Life and Annuity Division,
                                   Director*

Steven L. Matthiesen               Vice President

Michael C. O'Halloran              Vice President

--------------------------------------------------------------------------------
NAME, AGE                          POSITION WITH HARTFORD
--------------------------------------------------------------------------------

Daniel E. O'Sullivan               Vice President

Craig D. Raymond                   Senior Vice President and Chief Actuary

David T. Schrandt                  Vice President

Lowndes A. Smith                   President and Chief Executive Officer,
                                   Director*

Walter C. Welsh                    Senior Vice President

Raymond P. Welnicki                Senior Vice President

Lizabeth H. Zlatkus                Senior Vice President

David M. Znamierowski              Senior Vice President, Director*
--------------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes date of election to Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

              Filed herewith as Exhibit 16.

Item 27.      Number of Contract Owners

              As of April 30, 1998, there were 208,991 Contract Owners.

Item 28.      Indemnification

              Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.


              The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.


              The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.


              Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 2 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant who are parties or threatened to be parties to a legal proceeding by reason of his being or having been a director or officer of the Registrant for any expenses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to criminal proceedings, had no reason to believe his conduct was unlawful. Unless otherwise mandated by a court, no indemnification shall be made if such officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant.


              Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.


              Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.      Principal Underwriters

       (a) HSD acts as principal underwriter for the following investment companies:


               Hartford Life Insurance Company - Separate Account One Hartford Life Insurance Company - Separate Account Two Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
               Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
               Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
               Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
               Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)

               Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
               Hartford Life Insurance Company - Separate Account Three
               Hartford Life Insurance Company - Separate Account Five
               Hartford Life and Annuity Insurance Company - Separate
               Account One
               ITT Hartford Life and Annuity Insurance Company - Putnam
               Capital Manager  Trust Separate Account Two
               ITT Hartford Life and Annuity Insurance Company - Separate Account Three
               ITT Hartford Life and Annuity Insurance Company - Separate Account Five
               ITT Hartford Life and Annuity Insurance Company - Separate Account Six
               American Maturity Life Insurance Company - Separate Account AMLVA

          (b)  Directors and Officers of HSD


Name and Principal                    Business Address
Positions and Offices                 With  Underwriter
---------------------                 -----------------

Lowndes A. Smith                      President and Chief Executive Officer,
                                      Director

John P. Ginnetti                      Executive Vice President, Director

Thomas M. Marra                       Executive Vice President, Director

Peter W. Cummins                      Senior Vice President

Lynda Godkin                          Senior Vice President, General Counsel
                                      and Corporate Secretary

Donald E. Waggaman, Jr.               Treasurer

George R. Jay                         Controller

Paul E. Olson                         Supervising Registered Principal

James Cubanski                        Assistant Secretary

Stephen T. Joyce                      Assistant Secretary

Glen J. Kvadus                        Assistant Secretary

Edward M. Ryan, Jr.                   Assistant Secretary

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.   Location of Accounts and Records

           All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.   Management Services

           All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.   Undertakings

           (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

           (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.



           (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

           (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

           The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                               SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 29th day of June, 1998.


HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT ONE
      (Registrant)


*By:   /s/ Peter W. Cummins                     *By:    /s/ Marianne O'Doherty
       --------------------                             ----------------------
       Peter W. Cummins, Senior Vice President          Marianne O'Doherty
                                                        Attorney-in-Fact


HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
      (Depositor)


*By:      /s/ Peter W. Cummins
          --------------------
          Peter W. Cummins, Senior Vice President




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Gregory A. Boyko, Senior Vice President,
  Chief Financial Officer and Treasurer,
  Director*                                 *By:    /s/ Marianne O'Doherty
                                                    ----------------------
Lynda Godkin, Senior Vice President, General        Marianne O'Doherty
  Counsel and Corporate Secretary, Director*        Attorney-in-Fact
                                             Dated: June 29, 1998
Thomas M. Marra, Executive Vice
  President, Director*

Lowndes A. Smith, President and
  Chief Executive Officer, Director*

David M. Znamierowski, Senior Vice President
  Director*

                          EXHIBIT INDEX


         (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary


         (10)   Consent of Arthur Andersen LLP, Independent Public
                Accountants.


         (15)   Copy of Power of Attorney

         (16)   Organizational Chart